SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on April 21, 2010 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/20100421/LTN20100421232.pdf with respect to the Company’s annual report for the year ended December 31, 2009.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 22, 2010

中国南方航空
CHINA SOUTHERN

SKYTEAM



China Southern Airlines Company Limited

Annual Report 2009



H Share Stock Code: 1055

A Share Stock Code: 600029

ADR Code: ZNH

Contents

Company Profile



China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2009, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. The Company joined the SKYTEAM in November 2007. Up to the date of this report, the Group has established a network reaching 905 destinations globally, connecting 169 countries and regions and covering major cities around the world.

Based in Guangzhou, the Group has 13 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi, Zhuhai Helicopter, and 5 major subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines and Chongqing Airlines. The Group has set up base in Shanghai and 19 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 52 overseas offices including Tokyo, Paris, Los Angeles, Sydney and Lagos. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited.

As of 31 December 2009, the Group had a fleet of 378 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330, McDonnell Douglas 90 etc. The average age of the Group's registered aircraft was 6.32 years as at the year end of 2009.

DIRECTORS

Executive Directors

Si Xian Min *(Chairman)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng *(President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors

Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

SUPERVISORS

Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China
China Development Bank

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

Financial Highlights

Total Revenue 2009
RMB million



- Domestic passenger revenue 43,033 (78.6%)
- Hong Kong, Macau and Taiwan passenger revenue 1,000 (1.8%)
- International passenger revenue 6,026 (11.0%)
- Cargo & mail 2,908 (5.3%)
- Other revenue 1,835 (3.3%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK") 2009
million



- Domestic 105,379 (85.4%)
- Hong Kong, Macau and Taiwan 1,916 (1.5%)
- International 16,146 (13.1%)

Passenger Traffic Revenue Passenger Kilometres ("RPK") 2009
million



- Domestic 80,697 (86.8%)
- Hong Kong, Macau and Taiwan 1,337 (1.4%)
- International 10,968 (11.8%)

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2009, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2008. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December				2009 vs 2008
	2009 RMB million	2008 RMB million	2009 HK$ million	2009 US$ million	Increase/ (decrease) %
Traffic revenue:					
Passenger	**50,059**	50,412	**56,853**	**7,331**	(0.7)
Cargo and mail	**2,908**	3,501	**3,303**	**426**	(16.9)
	52,967	53,913	**60,156**	**7,757**	(1.8)
Other operating revenue	**1,835**	1,375	**2,084**	**269**	33.5
Total operating revenue	**54,802**	55,288	**62,240**	**8,026**	(0.9)
Operating expenses:					
Flight operations	**29,296**	34,982	**33,272**	**4,290**	(16.3)
Maintenance	**4,446**	4,890	**5,050**	**651**	(9.1)
Aircraft and traffic servicing	**9,169**	8,476	**10,413**	**1,343**	8.2
Promotion and sales	**4,170**	3,491	**4,736**	**611**	19.5
General and administrative	**1,844**	2,041	**2,094**	**270**	(9.7)
Impairment on property, plant and equipment	**26**	1,884	**30**	**4**	(98.6)
Depreciation and amortisation	**5,971**	5,746	**6,781**	**874**	3.9
Others	**429**	257	**487**	**63**	66.9
Total operating expenses	**55,351**	61,767	**62,863**	**8,106**	(10.4)
Other net income	**1,989**	833	**2,259**	**291**	138.8
Operating profit/(loss)	**1,440**	(5,646)	**1,636**	**211**	125.5


Passenger Traffic (RPK)
million
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
83,184
93,002
2008
2009


Passenger Capacity (ASK)
million
130000
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
112,767
123,441
2008
2009


Yield (Yield per RPK)
RMB
08
07
06
05
04
03
02
01
0
061
054
2008
2009

	For the year ended 31 December				2009 vs 2008
	2009	2008	**2009**	**2009**	**Increase/ (decrease)**
	RMB million	RMB million	**HKD million**	**USD million**	**%**
Interest income	**68**	103	**77**	**10**	(34.0)
Interest expense	**(1,497)**	(1,987)	**(1,700)**	**(219)**	(24.7)
Share of associates' results	**69**	(12)	**78**	**10**	675.0
Share of jointly controlled entities' results	**214**	170	**243**	**31**	25.9
Gain/(loss) on derivative financial instruments, net	**45**	(124)	**51**	**6**	136.3
Exchange gain, net	**93**	2,592	**106**	**14**	(96.4)
Gain on sale of a jointly controlled entity	**–**	143	**–**	**–**	(100.0)
Gain on sale of equity interest in subsidiaries	**–**	37	**–**	**–**	(100.0)
Profit/(loss) before taxation	**432**	(4,724)	**491**	**63**	109.1
Income tax credit/(expense)	**95**	(62)	**108**	**14**	253.2
Profit/(loss) for the year	**527**	(4,786)	**599**	**77**	111.0
Attributable to:					
Equity shareholders of the Company	**330**	(4,823)	**375**	**48**	106.8
Minority interests	**197**	37	**224**	**29**	432.4
Profit/(loss) for the year	**527**	(4,786)	**599**	**77**	111.0
Earnings/(loss) per share Basic and diluted	**RMB0.05**	RMB(0.74)	**HKD0.05**	**USD0.01**	106.8

Note:

(1) The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HKD") and United States dollars ("USD") solely for the convenience of readers have been made at the rates of HKD1.00 to RMB0.8805 and USD1.00 to RMB6.8282, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2009. No representation is made that the RMB amounts could have been or could be converted into HKD or USD at these rates on 31 December 2009 or on any other date.

Chairman's Statement

"Turning to 2010, given that the international financial market is becoming stable steadily, we expect to see a normal growth of the global economy under the recovery. Driven by the proactive fiscal policy and moderately easing monetary policy, the domestic economy will also maintain an uptrend. Besides, the PRC government has put great efforts in economic restructuring, boosting the national income and stimulating the domestic consumption, which will make favorable conditions for the rapid and health development of the domestic aviation market. On top of its assurance about aviation safety, the Group will advance the strategic transformation, strive to improve the competitiveness and profitability, and enhance the service standard and brand image continuously. Our financial risk will also be reduced through the optimization of asset and debt portfolio. The Group is confident of ongoing improvement in its operating results."

Si Xian Min
Chairman



2009 proved to be an unusual year. In view of the complicated and ever-changing environment of China and elsewhere throughout the year, the Group prudently analyzed the changes in the market, and made quick response by putting effective measures into practice. It assured the safe operation for the whole year under its enhanced safety management. In addition, through network structure optimization, market development, additional sales activities as well as deeper strategic transformation, the Company controlled costs stricter and took advantage of all policy supports. As such, the fast growth of its operations was ensured that led to a turnaround from loss to profit for the year.

The Group secured a record of safe operation during the reporting period by highlighting the importance of safety, enhancing the training and standard of safety, and intensifying the safety information management and system control. Up to December 2009, the Company had achieved records of 122 consecutive safe flight months, 6.53 million accumulated safe flight hours and 186 consecutive months of air security.

During the reporting period, facing the sustainable slump in the international aviation market and new conditions such as the rapid change in the domestic aviation market, the Group endeavored to react and adjust itself to the changing market. The centralized deployment of traffic capacity was strengthened with emphasis on major and high-profit markets. Moreover, we tried hard to grasp opportunities quicker and increase our income and profitability by developing major markets and making full use of all favorable opportunities, including the Lunar New Year, Canton Fairs and high seasons for the market; and making a series of actions to explore a new operation model. Such actions included pushing on with the centralized scheduling and sales management, commencing the operation of air express, implementing the electronic ticket and transport networking system, as well as strengthening the strategic cooperation.

The Group staged the activities of "Year of Branded Services Improvement Campaign" during the reporting period. Through enhanced operation management and improved flight on-schedule rate, our passengers were provided with more punctual and convenient services. In addition, the Group proactively explored the control model of service system, and strengthened the standardization of services. We continued to optimize the whole process and each step of services so as to improve its service capability. Also, enhancement in both high-end customer service and passenger load factor of first class and business class lounges together with the new transit business of "Through Check-In (一票到底)" further elevated our brand value and market influence.

In 2009, the Company successfully obtained a capital injection of RMB3 billion through a non-public issue of 721,150,000 A shares to China Southern Air Holding Company ("CSAHC") and another non-public issue of

721,150,000 H shares to Nan Lung Holding Limited ("Nan Lung") a foreign wholly-owned subsidiary of CSAHC. The proceeds replenished the Company's capital and lowered the gearing ratio, thereby laying a solid foundation for improvement in the financial position as well as the future development. To further reduce the gearing ratio and financial burden and support the strategic development with funds, the Company is planning to raise an amount of RMB10 billion through non-public issues of A shares and H shares in 2010.

During the reporting period, the Group continued to give back to society with love and contribution in fulfilling its responsibility of corporate citizen. During 2009, our Ten Cent Care Foundation continued to sponsor poor undergraduates and provided 22 flights for specific purposes, peacekeeping, evacuation of compatriots living abroad, etc. On our principle of "Green Flight", we continuously increased the energy utilization rate and decreased the emission of greenhouse gases through fleet upgrade, route network optimization and aircraft weight reduction.

Turning to 2010, given that the international financial market is increasingly becoming stable, we expect to see a normal growth of the global economy during the recovery. Driven by the proactive fiscal policy and moderately easing monetary policy, the domestic economy will also maintain an uptrend. Besides, the PRC government has put great efforts in economic restructuring, boosting the national income and stimulating the domestic consumption, which will make favorable conditions for the rapid and health development of the domestic aviation market. Meanwhile, the development of the airlines industry meets with a number of challenges, such as more factors making the recovery of global economy unstable and uncertain, faster growth in the total traffic capacity of the industry, impact of substitutive services such as Express Rail, as well as sharp fluctuation in oil price. All of them will affect the health development of the airlines industry. Thus, on top of its assurance about aviation safety, the Group will advance the strategic transformation, strive to improve the competitiveness and profitability, enhance the service standard and brand image of the Group continuously, and speed up the cost control and budget management. It will also optimize the asset and debt portfolio and reduce the financial risk by means of equity financing. All possible difficulties of the civil aviation industry will be estimated and coped with proactively with the focus on the following works:

1. **Strengthening the capability of safe operation and ensuring ongoing air safety**

   In 2010, the Company will make both medium- and long-term plans for safe operation in the long run. It will allocate more resources and continue to promote safety awareness and standard, and implement the regulations of safety responsibility and relevant practices, including systematic management. Through these measures, the Group will ensure ongoing safety, extend the safety cycle, and enhance the brand effect and core competitiveness during the continued safety operation.

2. **Pushing on with in-depth strategic transformation, changing growth model practically, and improving the competitiveness and profitability**

   Our strategic transformation aims to develop the Group into an airline company of international standard operating via efficient network. To this end, the Group will proceed to improve the hubs network, the sales and marketing network and the service assurance network, and make full use of the synergy effect. The transit service will be designed scientifically to elevate the transit assurance standard. As a result, an interactive framework will be formed across the board to boost our comprehensive competitiveness and profitability.

3. **Improving the Company's marketing capacity, cost control and performance**

   In 2010, the Group will capitalize on the fast growth of domestic economy, and seize all opportunities, such as Shanghai Expo and Asian Games, to expand the international market and actively develop the cargo airline business. It will improve the capability of flight control by putting in more sales effort for two classes of lounges and establishing a complete framework of sales service. Measures, such as making reasonable deployment of flights and traffic capacity, will be adopted to increase our income. Besides, the Group will try to lower costs and expenses and boost its operating results by means of quicker change of cost control model, strict budget control and cost saving, and leveraging policy supports.

4. **Creating new service system as well as upgrading and promoting our brand and services**

   Coping with interferences to regular flight services by enhancing the abilities of overall coordination and proper response will be a focus in 2010. The Group will also strive to enhance the brand effect and services of all our systems, strengthen the training and appraisal mechanisms, and improve the transit service. In addition, more innovative services will be launched while service standards will be raised. The Company will take full advantage of opportunities, like Shanghai Expo, Asian Games, to promote its brand image.



"2009 was the most difficult year for China's economic development in the new century. The global financial crisis spread like wildfire while the economy of the whole world recovered slowly with the international civil aviation market in continued recession. In early 2009, there existed a number of unfavorable conditions, such as the slowdown of China's economic growth, weak consumption demand, increasing market competition, outbreak of Influenza A and other unexpected events, which put the domestic aviation market in an awkward situation. However, in the second half year of 2009, with the implementation of the proactive fiscal policy and moderately easing monetary policy as well as the rebound of national economy, the domestic civil aviation market gradually revived from the worst position."

Tan Wan Geng
President

During the reporting period, the weak demand for international aviation service remained. Though the domestic market recovered rapidly, the growth of demand was generally slower than that of traffic capacity that led to keen market competition. Coupled with impacts of unexpected problems, it was hard to increase our earnings. Given the adversity, besides its adjustments to the structures of traffic capacity and routes and flights, the Group strived to optimize the route network, develop the domestic and overseas markets, strictly control costs and pursue extensive external cooperation. Such measures enabled the fast growth of all operational performance indices on an ongoing basis.

The Company put forth the service concept of "care about customers' feeling and emphasis on every service opportunity" and staged the important "Year of Branded Services Improvement Campaign" during the reporting period. It proactively explored the control model of service system, and strengthened the standardization of services. Also, the Company continued to optimize the whole process and each step of services so as to serve customers seamlessly and enhance our functions and efficiency. The relation between service and safety, operation and marketing was coordinated well with improvement in

coping with the severe flight delay. By using the advanced information technology, the Company tried hard to build "four service brands" (in-flight services, ground services, high-end services and transit services) and achieved "five improvements" (improvements in service goal, service consciousness, service standard, service management as well as service and product design). As such, the Company's brand value and market influence were then enhanced.

During the reporting period, the Company deepened its strategic transformation and further determined the direction and implementation measures of the transformation. The planning of transformation was further realized after the commencement of the actual works like "transit in Australia".




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95539

OPERATING DATA SUMMARY

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended 31 December 2009	2008	2009 vs 2008 Increase/ (decrease) %
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**80,697**	70,619	**14.3**
– Hong Kong, Macau and Taiwan	**1,337**	1,139	**17.4**
– International	**10,968**	11,426	**(4.0)**
Total	**93,002**	83,184	**11.8**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**8,342**	7,392	**12.9**
– Hong Kong, Macau and Taiwan	**126**	110	**14.5**
– International	**1,599**	1,698	**(5.8)**
Total	**10,067**	9,200	**9.4**
Passengers carried *(thousand)*			
– Domestic	**61,130**	53,063	**15.2**
– Hong Kong, Macau and Taiwan	**1,276**	1,220	**4.6**
– International	**3,875**	3,954	**(2.0)**
Total	**66,281**	58,237	**13.8**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**750**	713	**5.2**
– Hong Kong, Macau and Taiwan	**9**	11	**(18.2)**
– International	**103**	111	**(7.2)**
Total	**862**	835	**3.2**

	For the year ended 31 December 2009	2008	2009 vs 2008 Increase/ (decrease) %
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**105,379**	93,384	**12.8**
– Hong Kong, Macau and Taiwan	**1,916**	1,790	**7.0**
– International	**16,146**	17,593	**(8.2)**
Total	**123,441**	112,767	**9.5**
Available tonne kilometres (ATK) *(million)*			
– Domestic	**12,425**	10,985	**13.1**
– Hong Kong, Macau and Taiwan	**219**	200	**9.5**
– International	**2,802**	3,091	**(9.3)**
Total	**15,446**	14,276	**8.2**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**76.6**	75.6	**1.3**
– Hong Kong, Macau and Taiwan	**69.8**	63.6	**9.7**
– International	**67.9**	64.9	**4.6**
Overall	**75.3**	73.8	**2.0**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**67.1**	67.3	**(0.3)**
– Hong Kong, Macau and Taiwan	**57.7**	55.0	**4.9**
– International	**57.1**	54.9	**4.0**
Overall	**65.2**	64.4	**1.2**
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.53**	0.59	**(10.2)**
– Hong Kong, Macau and Taiwan	**0.75**	0.84	**(10.7)**
– International	**0.55**	0.67	**(17.9)**
Overall	**0.54**	0.61	**(11.5)**

	For the year ended 31 December 2009	2008	2009 vs 2008 Increase/ (decrease) %
Yield per RTK *(RMB)*			
– Domestic	**5.36**	5.90	**(9.2)**
– Hong Kong, Macau and Taiwan	**8.30**	9.23	**(10.1)**
– International	**4.52**	5.47	**(17.4)**
Overall	**5.26**	5.86	**(10.2)**
Fleet			
Total number of aircraft at year end			
– Boeing	**194**	179	**8.4**
– Airbus	**157**	133	**18.0**
– McDonnell Douglas	**16**	25	**(36.0)**
– Others	**11**	11	**0.0**
Total	**378**	348	**8.6**
Overall utilisation rate *(hours per day)*			
– Boeing	**9.52**	9.38	**1.5**
– Airbus	**9.37**	9.01	**4.0**
– McDonnell Douglas	**8.99**	7.41	**21.3**
Overall	**9.37**	9.05	**3.5**
Cost			
– Operating cost per ATK *(RMB)*	**3.58**	4.33	**(17.3)**

FINANCIAL PERFORMANCE

The profit attributable to equity shareholders of the Company of RMB330 million was recorded in 2009 as compared to the loss attributable to equity shareholders of the Company of RMB4,823 million in 2008, mainly due to the increase in revenue excluding fuel surcharge income and the decrease in fuel costs, which exceeded the drop in fuel surcharge income. Due to the decrease of fuel cost, the Group's operating costs decreased sharply. The Group's operating revenue decreased by RMB486 million or 0.9% from RMB55,288 million in 2008 to RMB54,802 million in 2009 resulting from the decrease in fuel surcharge income. Passenger load factor increased by 1.5 percentage point, from 73.8% in 2008 to 75.3% in 2009. Passenger yield (in passenger revenue per RPK) decreased by RMB0.07 or 11.5% from RMB0.61 in 2008 to RMB0.54 in 2009. Average yield (in traffic revenue per RTK) decreased by 10.2% from RMB5.86 in 2008 to RMB5.26 in 2009. Operating expenses decreased by RMB6,416 million or 10.4% from RMB61,767 million in 2008 to RMB55,351 million in 2009. As a result of the decrease in operating expenses, operating profit of RMB1,440 million was recorded in 2009 as compared to operating loss of RMB5,646 million in 2008.

OPERATING REVENUE

	2009		2008		
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	52,967	96.7%	53,913	97.5%	(1.8)
Including: Passenger revenue	50,059		50,412		(0.7)
– Domestic	43,033		41,854		2.8
– Hong Kong, Macau and Taiwan	1,000		952		5.0
– International	6,026		7,606		(20.8)
Cargo and mail revenue	2,908		3,501		(16.9)
Other operating revenue	1,835	3.3%	1,375	2.5%	33.5
Mainly including: Commission income	342		317		7.9
Ground service income	320		250		28.0
Expired sales in advance of carriage	350		276		26.8
Total operating revenue	54,802	100.0%	55,288	100.0%	(0.9)
Less: fuel surcharge income	(1,986)		(8,197)		(75.8)
Total operating revenue excluding fuel surcharge	52,816		47,091		12.2

Traffic revenue composition (RMB million)


2,908 (5.5%)
50,059 (94.5%)
2009
3,501 (6.5%)
50,412 (93.5%)
2008
Passenger

Passenger revenue composition (RMB million)


6,026 (12.0%)
1,000 (2.0%)
43,033 (86.0%)
2009
7,606 (15.1%)
952 (1.9%)
41,854 (83.0%)
2008
Domestic
Hong Kong, Macau and Taiwan
International

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 96.7% and 97.5% of total operating revenue in 2009 and 2008 respectively. Passenger revenue and cargo and mail revenue accounted for 94.5% and 5.5% respectively of the total traffic revenue in 2009. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and income from expired sales in advance of carriage.

The decrease in operating revenue was primarily due to a 0.7% decrease in passenger revenue from RMB50,412 million in 2008 to RMB50,059 million in 2009. The total number of passengers carried increased by 13.8% to 66.28 million passengers in 2009. RPKs increased by 11.8% from 83,184 million in 2008 to 93,002 million in 2009, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.61 in 2008 to RMB0.54 in 2009. Passenger revenue and passenger yield per RPK decreased mainly due to the decrease in fuel surcharge income.

Fuel surcharge income, which accounted for 3.6% of total operating revenue, decreased by 75.8% or RMB6,211 million, from RMB8,197 million in 2008 to RMB1,986 million in 2009. On 14 January 2009, the National Development and Reform Commission (NDRC) and the CAAC jointly announced the suspension of the collection of passenger fuel surcharge since 15 January 2009. On 11 November 2009, the NDRC and the CAAC announced to resume the collection of fuel surcharge income and issued a new pricing mechanism, which was effective on 14 November 2009. Under the new pricing mechanism, domestic airline companies could adjust the fuel surcharge level within a prescribed range set by the pricing mechanism without prior approval of the relevant authorities. In addition, the Company reduced the fuel surcharge level of international routes in view of the decrease in fuel prices.

Domestic passenger revenue, which accounted for 86.0% of the total passenger revenue in 2009, increased by 2.8% from RMB41,854 million in 2008 to RMB43,033 million in 2009. Passenger capacity in ASKs increased by 12.8%, while domestic passenger traffic in RPKs increased by 14.3%, resulting in an increase in passenger load factor by 1.0 percentage point from 75.6% in 2008 to 76.6% in 2009. Domestic passenger yield per RPK decreased from RMB0.59 in 2008 to RMB0.53 in 2009.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.0% of total passenger revenue, increased by 5.0% from RMB952 million in 2008 to RMB1,000 million in 2009. For Hong Kong, Macau and Taiwan flights, passenger capacity in ASKs increased by 7.0%, while passenger traffic in RPKs increased by 17.4%, resulting in an increase in passenger load factor by 6.2 percentage points from 63.6% in 2008 to 69.8% in 2009. Passenger yield per RPK decreased from RMB0.84 in 2008 to RMB0.75 in 2009, mainly resulted from the decrease of fuel surcharge income and stronger competition in the region during the year.

International passenger revenue, which accounted for 12.0% of total passenger revenue, decreased by 20.8% from RMB7,606 million in 2008 to RMB6,026 million in 2009. For international flights, passenger capacity in ASKs decreased by 8.2%, while passenger traffic in RPKs decreased by 4.0%, resulting in a 3.0 percentage point increase in passenger load factor from 64.9% in 2008 to 67.9% in 2009. Passenger yield per RPK decreased by 17.9% from RMB0.67 in 2008 to RMB0.55 in 2009, mainly due to the decrease in fuel surcharge income and stronger competition in international routes during the year.

Cargo and mail revenue, which accounted for 5.5% of the Group's total traffic revenue and 5.3% of total operating revenue, decreased by 16.9% from RMB3,501 million in 2008 to RMB2,908 million in 2009. The decrease was attributable to reduced cargo traffic demand under global financial crisis.

Other operating revenue increased by 33.5% from RMB1,375 million in 2008 to RMB1,835 million in 2009. The increase was primarily due to the general growth in income from various auxiliary operations.



OPERATING EXPENSES

Total operating expenses in 2009 amounted to RMB55,351 million, representing a decrease of 10.4% or RMB6,416 million over 2008, primarily due to the total effect of decreases in jet fuel costs and impairment on property, plant and equipment. Total operating expenses as a percentage of total operating revenue decreased from 111.7% in 2008 to 101.0% in 2009.

Operating expenses		2009		2008	
		RMB million	**Percentage**	RMB million	Percentage
Flight operations		**29,296**	**52.9%**	34,982	56.6%
Mainly including:	Jet fuel costs	**16,390**		23,086	
	Operating lease charges	**5,123**		4,527	
	Flight personnel payroll and welfare	**2,622**		2,490	
Maintenance		**4,446**	**8.0%**	4,890	7.9%
Aircraft and traffic servicing		**9,169**	**16.6%**	8,476	13.7%
Promotion and sales		**4,170**	**7.5%**	3,491	5.7%
General and administrative		**1,844**	**3.3%**	2,041	3.3%
Impairment on property, plant and equipment		**26**	**0.1%**	1,884	3.1%
Depreciation and amortisation		**5,971**	**10.8%**	5,746	9.3%
Others		**429**	**0.8%**	257	0.4%
Total operating expenses		**55,351**	**100.0%**	61,767	100.0%

Composition of operating expenses in 2009


Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others

Comparison of operating expenses


(RMB million)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2009
2008
Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others

Flight operations expenses, which accounted for 52.9% of total operating expenses, decreased by 16.3% from RMB34,982 million in 2008 to 29,296 million in 2009, primarily as a result of significant decrease in jet fuel costs. Jet fuel costs, which accounted for 55.9% of flight operations expenses, decreased by 29.0% from RMB23,086 million in 2008 to 16,390 million in 2009 mainly as a result of decrease in average fuel costs by 35.3%.

Maintenance expenses, which accounted for 8.0% of total operating expenses, decreased by 9.1% from RMB4,890 million in 2008 to RMB4,446 million in 2009. The decrease was mainly due to the decrease in number of engines repaired during the year.

Aircraft and traffic servicing expenses, which accounted for 16.6% of total operating expenses, increased by 8.2% from RMB8,476 million in 2008 to RMB9,169 million in 2009. The increase was primarily due to a 10.4% rise in landing and navigation fees from RMB6,135 million in 2008 to RMB6,772 million in 2009, due to the increase in number of flights.

Promotional and sales expenses, which accounted for 7.5% of total operating expenses, increased by 19.5% from RMB3,491 million in 2008 to RMB4,170 million in 2009.

General and administrative expenses, which accounted for 3.3% of the total operating expenses, decreased by 9.7% from RMB2,041 million in 2008 to RMB1,844 million in 2009.

Impairment on property, plant and equipment decreased by RMB1,858 million from RMB1,884 million in 2008 to RMB26 million in 2009. Please see note 21(i) to the financial statements prepared under IFRSs for more details.

Depreciation and amortisation, which accounted for 10.8% of total operating expenses, increased by 3.9% from RMB5,746 million in 2008 to RMB5,971 million in 2009, mainly due to the additional depreciation charges on aircraft delivered in 2009.

OPERATING PROFIT/(LOSS)

Operating profit of RMB1,440 million was recorded in 2009 as compared to operating loss of RMB5,646 million in 2008. The increase in profit was mainly due to the net effect of decrease in operating revenue by RMB486 million or 0.9% in 2009, decrease in operating expenses by RMB6,416 million or 10.4% and the receipt of CAAC Infrastructure Development Fund contributions of RMB1,328 million in 2009.



OTHER (EXPENSES)/INCOME

Interest expense decreased by 24.7% from RMB1,987 million in 2008 to RMB1,497 million in 2009, mainly due to the decrease in average effective interest rate of bank and other loans and obligations under finance leases.

Net exchange gain decreased by RMB2,499 million, from RMB2,592 million in 2008 to RMB93 million in 2009 because the exchange rate of RMB against USD was relatively stable in 2009 while RMB appreciated significantly against USD in 2008.

TAXATION

Income tax credit of RMB95 million was recorded in 2009 as compared to an income tax expense of RMB62 million in 2008.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2009, the Group's current liabilities exceeded its current assets by RMB28,441 million. For the year ended 31 December 2009, the Group recorded a net cash inflow from operating activities of RMB8,959 million, a net cash outflow from investing activities of RMB14,478 million and a net cash inflow from financing activities of RMB5,213 million and a decrease in cash and cash equivalents of RMB306 million.

	2009 **RMB million**	2008 RMB million
Net cash inflow from operating activities	**8,959**	1,155
Net cash outflow from investing activities	**(14,478)**	(7,790)
Net cash inflow from financing activities	**5,213**	7,460
Net (decrease)/increase in cash and cash equivalents	**(306)**	825

In 2010 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2009, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB128,175 million (2008: RMB125,265 million), of which approximately RMB50,455 million (2008: RMB47,125 million) was utilised. The Directors believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2010. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group's borrowings are as follows:

Analysis of borrowings

		2009 RMB million	2008 RMB million	Change %
Total borrowings		**58,645**	54,545	7.5
Including:	Fixed rate borrowings	**7,807**	11,417	(31.6)
	Floating rate borrowings	**50,838**	43,128	17.9

Composition of borrowings


7,807 (13.3%)
50,838 (86.7%)
2009
11,417 (20.9%)
43,128 (79.1%)
2008
Floating rate borrowings (RMB million)
Fixed rate borrowings (RMB million)

Analysis of borrowings by currency

	2009 RMB million	2008 RMB million
USD	**52,489**	38,810
RMB	**6,156**	15,244
Others	**–**	491
Total	**58,645**	54,545

Maturity analysis of borrowings

	2009 **RMB million**	2008 RMB million
Within 1 year	**18,883**	25,959
After 1 year but within 2 years	**9,718**	7,319
After 2 years but within 3 years	**10,859**	9,818
After 3 years but within 4 years	**3,046**	1,895
After 4 years	**16,139**	9,554
Total borrowings	**58,645**	54,545

The Group's capital structure at the end of the year is as follows:

	2009	2008	Change
Net debts (RMB million)	**73,113**	64,927	12.6%
Total equity (RMB million)	**13,262**	9,479	39.9%
Ratio of net debt to total equity	**551%**	685%	(19.6%)

Net debts (aggregate of bank and other loans, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 12.6% to RMB73,113 million at 31 December 2009.

As at 31 December 2009, total equity attributable to equity shareholders of the Company amounted to RMB10,351 million, representing an increase of RMB3,330 million from RMB7,021 million at 31 December 2008. Total equity at 31 December 2009 amounted to RMB13,262 million (2008: RMB9,479 million).

Ratio of net debt to total equity of the Group at 31 December 2009 was 551%, as compared to 685% at 31 December 2008.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease and bank and other loans are denominated in foreign currencies, principally in USD. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into foreign exchange forward option contract with authorised banks.

As at 31 December 2009, the Group had two outstanding foreign exchange forward option contracts of notional amount ranging from USD34 million to USD68 million. The contracts are to buy USD by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 31 December 2009, the fair value of these foreign exchange forward option contracts was liabilities of approximately RMB44 million.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

Information on financial risk management, objectives and policies in other aspects of the Group's business are set out in note 51 to the financial statements prepared under IFRSs.

MAJOR CHARGE ON ASSETS

As at 31 December 2009, certain aircraft and advance payments for aircraft of the Group with an aggregate carrying value of approximately RMB41,985 million (2008: RMB35,706 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2009, the Group had capital commitments of approximately RMB67,704 million (2008: RMB78,481 million). Of such amounts, RMB65,843 million related to the acquisition of aircraft and related flight equipment and RMB1,861 million for other projects.

As at 31 December 2009, capital commitments of a jointly controlled entity shared by the Group amounted to RMB42 million (2008: RMB27 million).

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 53 to the financial statements prepared under IFRSs.

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2009 of the Group to the shareholders of the Company.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2009, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2009 in accordance with IFRSs. Please refer to pages 46 to 138 of this Annual Report for details.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2009 are set out on pages 141 and 142 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December 2009 (2008: Nil).

The Board does not recommend the payment of a final dividend in respect of the year ended 31 December 2009 (2008: Nil).

BANK LOANS, SHORT TERM FINANCING BILLS AND OTHER BORROWINGS

Details of the bank loans, short term financing bills and other borrowings of the Company and the Group are set out in notes 35, 36 and 37 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2009, RMB441 million (2008: RMB674 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2009 are set out in note 21 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 23.8% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 33.8% of the Group's total purchases in 2009. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2009.

TAXATION

Details of taxation of the Company and the Group are set out in notes 16 and 28 to the financial statements prepared under IFRSs.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 46 to the financial statements prepared under IFRSs.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

As at 31 December 2009, the Group had an aggregate of 50,412 employees (2008: 46,209). Details of the employees' retirement and housing benefits are set out in notes 12 and 48 to the financial statements prepared under IFRSs.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 59 to the financial statements prepared under IFRSs.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2009, the Company has issued additional 721,150,000 A Shares and 721,150,000 H Shares to CSAHC and Nan Lung, respectively, pursuant to the non-public issue of Shares. There were 8,003,567,000 issued Shares after the completion of the non-public issue of Shares. Save for the above, there was no change in the share capital of the Company.

Share Capital Structure

Type of Shares		Number of Shares	Approximate percentage of total share capital (%)
1.	A Shares with selling restrictions	4,021,150,000	50.24
2.	H Shares	2,482,417,000	31.02
3.	A Shares	1,500,000,000	18.74
Total issued Shares		8,003,567,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2009, to the knowledge of the Directors and Supervisors, the following persons (other than the Directors or Supervisors) had interests and short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") and were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group or had options in respect of such capital:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC (Note)	Beneficial owner	A Shares	4,021,150,000 (L)	72.83%	–	50.24%
	Interest of controlled corporations	H Shares	726,500,000 (L)	–	29.27%	9.08%
		Sub-total	*4,747,650,000 (L)*	–	–	*59.32%*
Nan Lung (Note)	Beneficial owner	H Shares	721,150,000 (L)	–	29.05%	9.01%
	Interest of controlled corporations	H Shares	5,350,000 (L)	–	0.22%	0.07%
		Sub-total	*726,500,000 (L)*	–	*29.27%*	*9.08%*

Note: CSAHC was deemed to be interested in the aggregate of 726,500,000 H Shares through its wholly-owned subsidiaries in Hong Kong. Of which 5,350,000 H Shares were directly held by Asia Travel Investment Company Limited (representing approximately 0.22% of the then total H Shares in issue), and 721,150,000 H Shares were directly held by Nan Lung (representing approximately 29.05% of the then total H Shares in issue). As Asia Travel Investment Company Limited was also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 5,350,000 H Shares held by Asia Travel Investment Company Limited.

CSAHC also had a long position in 132,510,000 A Shares and through Nan Lung (a wholly-owned subsidiary of CSAHC), a long position in 312,500,000 H Shares as a result of the signing of the A Shares subscription agreement dated 8 March 2010 entered into between the Company and CSAHC and the H Shares subscription agreement dated 8 March 2010 entered into between the Company and Nan Lung respectively.

Save as disclosed above, as at 31 December 2009, so far as was known to the Directors and Supervisors, no other person (other than the Directors or Supervisors) had an interest or a short position in the shares and underlying shares of the Company as defined under the provisions of Divisions 2 and 3 of Part XV of the SFO or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

PARTICULAR OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2009 was 279,578, of whom 278,592 were shareholders of A Shares and 986 were shareholders of H Shares.

Particulars of shareholdings of the Company's 10 largest shareholders as at 31 December 2009 are as follows:

Shareholdings of 10 largest shareholders

Name of shareholders	Nature of shareholders	Percentage %	Total number of shares	Pledged or frozen shares
CSAHC	State-owned shareholder	50.24	4,021,150,000	None
HKSCC Nominees Limited	H shareholder	21.80	1,744,633,398	Unknown
Nan Lung	H shareholder	9.01	721,150,000	None
China Everbright Bank Company Limited – Everbright Pramerica Quantified Core Securities Investment Fund (中國光大銀行股份有限公司－光大保德信量化核心證券投資基金)	A shareholder	0.97	78,033,155	Unknown
China Construction Bank – YinHua Core Value Equity Fund (中國建設銀行－銀華核心價值優選股票型證券投資基金)	A shareholder	0.66	53,006,484	Unknown
Agricultural Bank of China – Zhongyou Core Growth Equity Securities Investment Fund (中國農業銀行－中郵核心成長股票型證券投資基金)	A shareholder	0.39	30,940,239	Unknown
The Industrial and Commercial Bank of China – JianXin Optimal Allocation Mixed Investment Fund (中國工商銀行－建信優化配置混合型證券投資基金)	A shareholder	0.35	27,984,179	Unknown
Bank of Communication - Kong Tong Industry Prosperous Securities Invest Fund (交通銀行－融通行業景氣證券投資基金)	A shareholder	0.31	24,452,157	Unknown

Name of shareholders	Nature of shareholders	Percentage %	Total number of shares	Pledged or frozen shares
China Merchants Bank-Everbright Pramerica Advantage Securities Investment Fund (招商銀行股份有限公司－光大保德信優勢配置股票型證券投資基金)	A shareholder	0.27	21,601,687	Unknown
The Industrial and Commercial Bank of China – Shanghai Stock Exchange 50 Trading Open-end Index Securities Investment Fund (中國工商銀行－上證50交易型開放式指數證券投資基金)	A shareholder	0.21	16,586,907	Unknown

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2009.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this Annual Report.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2009 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2009.

DIRECTORS AND SUPERVISORS

The Directors and Supervisors during the year are set out as follows:

Name	Position	Gender	Age
Si Xian Min[1]	Chairman of the Board	Male	53
Li Wen Xin	Director	Male	60
Wang Quan Hua	Director	Male	56
Liu Bao Heng	Director	Male	60
Tan Wan Geng[2]	Director	Male	46
Zhang Zi Fang *(Appointed on 30 June 2009)*[3]	Director	Male	52
Xu Jie Bo	Director	Male	45
Chen Zhen You	Director	Male	58
Wang Zhi	Independent Non-executive Director	Male	68
Sui Guang Jun	Independent Non-executive Director	Male	49
Gong Hua Zhang	Independent Non-executive Director	Male	64
Lam Kwong Yu	Independent Non-executive Director	Male	66
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	56
Yang Guang Hua *(Resigned on 30 June 2009)*[4]	Supervisor	Male	57
Li Jia Shi *(Appointed on 30 June 2009)*[5]	Supervisor	Male	49
Zhang Wei	Supervisor	Female	44
Yang Yi Hua	Supervisor	Female	50
Liang Zhong Gao	Supervisor	Male	54

(1) On 12 January 2009, Mr Si Xian Min was appointed at the extraordinary board meeting as the Chairman of the Fifth Session of the Board and his resignation as the President of the Company was also approved at the meeting.

(2) On 13 January 2009, Mr Tan Wan Geng was appointed at the extraordinary board meeting as the President of the Company.

(3) On 30 June 2009, Mr Zhang Zi Fang was appointed at the 2008 annual general meeting as a director of the Fifth Session of the Board.

(4) On 30 June 2009, the resignation of Mr Yang Guang Hua as a supervisor of the Fifth Session of the Supervisory Committee was approved at the 2008 annual general meeting.

(5) On 30 June 2009, Mr Li Jia Shi was appointed at the 2008 annual general meeting as a supervisor of the Fifth Session of the Supervisory Committee.

Save as disclosed above, since 1 January 2010 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2009, none of the Directors or Supervisors had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2009.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2009, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2009 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

(2) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

A Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC

On 10 January 2008, the Company entered into an Import and Export Agency Framework Agreement with SAIETC, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, customs declaration and inspection, tendering and agency, etc.. The agreement is valid from 1 January 2008 to 31 December 2010, and the annual cap for the commission should not exceed RMB90,000,000.

For the year ended 31 December 2009, the agency fee incurred by the Group in respect of the import and export of above service was RMB67,936,000.

B *Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 50% owned by the Company and 50% owned by CSAHC*

On 12 April 2007, the Company and SACM entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. The parties have determined the various rates for providing advertising services after negotiations on an arm's length basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar business which were accepted by the Company. As set forth in the agreement, the transaction cap for 2007, 2008 and 2009 were RMB16,000,000, RMB20,500,000 and RMB25,500,000, respectively.

For the year ended 31 December 2009, the advertising fees incurred by the Group for the advertising services amounted to RMB20,868,000.

C *Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

On 15 November 2007, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from 1 January 2008 to 31 December 2010.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the aggregate of share capital, reserves and total deposits of other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2,600,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

As of 31 December 2009, the Group's deposits placed with SA Finance amounted to RMB862,015,000.

D *Freight Agency Agreement*

The Company has entered into Ticket Agency Agreements with several subsidiaries of CSAHC (the "Agents") for the sale of the Group's air tickets. The Agents charge commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group.

The Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the Relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated 10 January 2008 (the "Freight Agency Agreement"), which is valid from 1 January 2008 to 31 December 2010. Pursuant to the Freight Agency Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended 31 December 2009, the amount of ticket and cargo sales of the Group conducted through the above Agents was RMB182,019,000.

E *Guangzhou China Southern Airlines Property Management Company Limited (the "GCSAPMC"), which is 100% owned by CSAHC*

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management ("Property Management Framework Agreement") dated 1 January 2006 to engage GCSAPMC to provide property management and improvement service for a term of three years. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000. The Company renewed the Property Management Framework Agreement with GCSAPMC on 29 December 2008 for a term of three years from 1 January 2009 to 31 December 2011, and there is no change in the scope of services and the annual caps.

For the year ended 31 December 2009, the property management and maintenance fee incurred by the Group amounted to RMB19,471,000 pursuant to the Property Management Framework Agreement.

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A On 19 December 2006, the Company entered into a master lease agreement with CSAHC with a term valid from 1 January 2006 to 31 December 2008 ("Lease Agreement"). The Company renewed the Lease Agreement with CSAHC on 29 December 2008. Pursuant to the Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi") and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun, etc.. The Lease Agreement is valid from 1 January 2009 to 31 December 2011 and the annual rents payable to CSAHC under the Lease Agreement for 2009, 2010 and 2011 are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65 respectively.

For the year ended 31 December 2009, the rent incurred by the Group amounted to RMB37,148,660 pursuant to such Lease Agreement.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

C Due to the expiration on 31 December 2007 of the Land Use Rights Lease Agreement between the Company and CSAHC, the Property Lease Agreement between the Company and CSAHC, and China Northern Airlines, as well as the Property Lease Agreement between the Company and CSAHC and Xin Jiang Airlines on 12 November 2004, and in order to ensure normal operation of the Company, the Company, based on the actual leasing conditions of both parties, consolidate the three agreements into two agreements by the type of the leased properties, namely the Land Lease Agreement and the Property Lease Agreement. Those two agreements were entered into between the Company and CSAHC on 10 January 2008 and effective for a period from 1 January 2008 to 31 December 2010. As provided for in the Land Lease Agreement and the Property Lease Agreement, the lease areas of the related lands and properties were changed to 1,104,209.69 square metres and 197,010.37 square metres respectively, and their annual rentals were adjusted to RMB21,817,145.00 and RMB48,474,632.77, or an aggregate of RMB70,291,777.77 for each of the years from 2008 to 2010. The rentals were determined by reference to the market rents of the same district and on the basis that unit rental and payment terms remained unchanged.

For the year ended 31 December 2009, the rents for land lease and property lease incurred by the Group amounted to RMB21,817,145.00 and RMB48,474,632.77 respectively pursuant to such lease agreements.

(5) Disposal of Equity Interest

A resolution was passed at the board meeting of the Company on 28 September 2009, pursuant to which the Company was approved to transfer its 50% equity interests in MTU Maintenance Zhuhai Co. Ltd. (珠海保稅區摩天宇航空發動機維修有限公司) ("MTU") to CSAHC by way of agreement. The resolution also authorized the Executive Directors of the Company to execute the relevant equity interest transfer agreement. The Company entered into an equity interest transfer agreement with CSAHC on 28 September 2009. The transfer was considered and approved by the Independent Shareholders of the Company at the second extraordinary general meeting in 2009. Pursuant to the agreement, the Company transferred its 50% equity interests in MTU to CSAHC at a consideration of RMB1,607,850,000.

As at 31 December 2009, the sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and shareholders of the Company and was pending approval by the Ministry of Commerce of the PRC. The sale was subsequently approved by the Ministry of Commerce of the PRC in January 2010, and the Company received the acquisition consideration from CSAHC in full in February 2010.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempted continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on ordinary commercial terms, or if comparable transactions were not sufficient to judge whether the terms of those transactions were on ordinary commercial terms, then in relation to the Group, those transactions were on terms no less favorable than the terms obtained from or provided (as the case may be) by independent third party; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have carried out the agreed upon procedures on the continuing connected transactions items (2) to (4) above (hereinafter referred to as "transactions") and issued letters to the Board, indicating that:

(a) those transactions have been approved by the Board;

(b) they have carried out the agreed upon procedures on selected samples of each of the Connected Transactions, and confirmed that the prices charged for each of the transactions selected were in accordance with the pricing terms set out in the relevant agreements; and

(c) they were not aware of any matters which would make them believe that the annual aggregate amount of each class of transactions exceed the annual cap as disclosed in the announcements made by the Company.

Certain related party transactions as disclosed in note 47 of the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2009, the Group made donations for charitable purposes amounting to RMB5,000,000.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2009, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

LITIGATION

As at 31 December 2009, the Group was not involved in any material litigation.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
12 April 2010

Dear Shareholders,

In 2009, the Supervisory Committee of the Company diligently performed its duties in accordance with the Company Law, the Securities Law and the Articles of Association of the Company in an effort to safeguard the interests of the Company and its shareholders. Abiding by the "Working Procedures for the Supervisory Committee", members of the Supervisory Committee organised meetings of the Supervisory Committee, attended general meetings and Board meetings of the Company, and efficiently monitored major decision making process, issue of shares and connected transactions of the Company as well as the conduct of the Directors and senior management of the Company. In addition, the Supervisory Committee also reviewed and issued its opinions on regular reports of the Company.

I. PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company held eight meetings in 2009, details of which were as follows:

(I) The Supervisory Committee of the Company held a meeting on 14 April 2009, details of which were as follows:

(1) The 2008 annual report (including the full version and the summary) and the results announcement (including A Shares and H Shares) of the Company were reviewed and approved;

(2) The 2008 report of the Supervisory Committee was reviewed and approved, and was submitted to the general meeting for approval;

(3) The "2008 Social Responsibility Report of China Southern Airlines Company Limited" was reviewed and approved;

(II) The Supervisory Committee of the Company held a meeting on 5 May 2009, details of which were as follows:

Yang Guang Hua's resignation as a supervisor of the Company was reviewed and approved, and the recommendation of Li Jia Shi to be a candidate as a Supervisor of the Fifth Session of the Supervisory Committee of the Company was reviewed and approved, and was submitted to the general meeting for approval;

(III) The Supervisory Committee of the Company held a meeting on 7 May 2009, details of which were as follows:

The "Airline Services Agreement of TravelSky Technology Limited" entered into between the Company and TravelSky Technology Limited was reviewed and approved;

(IV) The Supervisory Committee of the Company held a meeting on 13 May 2009, details of which were as follows:

(1) The "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited" were reviewed and approved;

(2) The annual caps of connected transactions between the Company and CSAHC and its controlled entities during the normal course of business in 2009 were reviewed and approved;

(V) The Supervisory Committee of the Company held a meeting on 28 August 2009, details of which were as follows:

The 2009 interim report (including the full version and the summary) and the results announcement (including A Shares and H Shares) of the Company were reviewed and approved, and specific review opinions in respect of the 2009 interim financial report were issued;

(VI) The Supervisory Committee of the Company held a meeting on 28 September 2009, details of which were as follows:

(1) "The Transfer Agreement on the Transfer of 50% Equity Interest in MTU Maintenance Zhuhai Co. Ltd. ("MTU") between CSAHC and the Company" entered into between the Company and CSAHC was reviewed and approved;

(2) The Agreement Regarding the Continuing Connected Transaction entered into between the Company, CSAHC, MTU AERO ENGINES GMBH and MTU was reviewed and approved;

(VII) The Supervisory Committee of the Company held a meeting on 28 December 2009, details of which were as follows:

(1) "The Supplemental Agreement to the Transfer Agreement on the Transfer of 50% Equity Interest in MTU" entered into between the Company and CSAHC was reviewed and approved;

(2) "The Supplemental Agreement to the MTU's Continuing Connected Transactions Agreement entered into between the Company, CSAHC, MTU AERO ENGINES GMBH and MTU" was reviewed and approved;

(VIII) The Supervisory Committee of the Company held a meeting on 29 December 2009, details of which were as follows:

"The Extension Confirmation to the Airline Services Agreement" entered into between the Company and TravelSky Technology Limited was reviewed and approved.

II. THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

(I) The Supervisory Committee of the Company considered that, the Board of the Company implemented its work in 2009 in strict compliance with the relevant laws and regulations as well as the requirements of the Articles of Association of the Company, and carried out its operation in accordance with laws to ensure that the Company would grow in a healthy, steady and sustainable manner. The Company's senior management including Directors and general manager have performed their duties diligently in accordance with laws. The Supervisory Committee is not aware of any behaviors in violation of laws, administrative regulations and the Articles of Association or which will result in an impairment of the Company's benefits and shareholders' interests in the course of their work.

(II) The Supervisory Committee of the Company is of the opinion that the financial management system and relevant internal control systems of the Company are sound and complete and implemented effectively. The preparation, review and reporting of the financial reports of the Company as well as the audit of the financial statements of the Company by its auditors were conducted effectively in accordance with laws and regulations and the various requirements of the Company. The contents of the financial reports of the Company completely and truly reflect the financial position and operating results of the Company for 2009, and there is no material omission of information and false statements. None of the personnel responsible for the preparation and auditing of the annual report of the Company was found to be in violation of relevant provisions of laws and regulations. The unqualified opinions on the financial report of the Company for 2009 issued by KPMG Huazhen Certified Public Accountants (the domestic auditor) and KPMG Certified Public Accountants (the international auditor) are objective and fair.

(III) The Supervisory Committee of the Company is of the opinion that the Company has been in compliance with the relevant stipulations of the "Management System of the Proceeds". In accordance with the use of proceeds as stated in the application document relating to the non-public issue of A shares by the Company, the deposit, use and management of proceeds were not found to be in violation of the "Management System of the Proceeds" and the "Administrative Measures for Proceeds of Companies Listed on the Shanghai Stock Exchange".

(IV) The Supervisory Committee of the Company had reviewed all the significant acquisition and disposal of assets by the Company, and was in the opinion that significant acquisition and disposal of assets by the Company had undergone corresponding approval procedures in strict compliance with the requirements of the laws, regulations and the Articles of Association. They were all disclosed strictly in accordance with the listing rules of the jurisdictions in which the Company are listed, and the pricing of those transactions was based on appraised value conducted after an arm's length negotiation. There were no insider transactions and the transactions were conducted in the interests of the shareholders, especially the medium to minority shareholders of the Company.

(V) The Supervisory Committee of the Company is of the opinion that, all connected shareholders and connected directors of the Company had abstained from voting on the related matters in general meetings and meetings of the Board of Directors. The connected transactions were conducted at fair market prices without prejudice to the interests of the Company and its medium to minority shareholders.

By Order of the Supervisory Committee
Sun Xiao Yi
Chairman of the Supervisory Committee
Guangzhou, the PRC
12 April 2010

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of and complied with the Code throughout the year ended 31 December 2009, and adopted sound governance and disclosure practices accordingly.

Below are the corporate governance practices adopted by the Company.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the articles of association, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separate from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

During the year ended 31 December 2009, the members of the Board comprise eight executive Directors and four independent non-executive Directors. The brief biographical details of the Directors are set out on pages 143 to 147 of this Annual Report.

The Board held 41 meetings in 2009, all of which were convened in accordance with the articles of association of the Company, and the individual attendance of each Director, on a named basis, is as follows:

Name of Directors	(No. of meetings) Attended/Eligible to attend
Executive directors	
Si Xian Min (Chairman)	41/41
Li Wen Xin	41/41
Wang Quan Hua	41/41
Liu Bao Heng	41/41
Tan Wan Geng (President)	41/41
Zhang Zi Fang (Executive Vice President) (appointed on 30 June 2009)	15/15
Xu Jie Bo (Executive Vice President and Chief Financial Officer)	41/41
Chen Zhen You	41/41
Independent non-executive directors ("INED")	
Wang Zhi	41/41
Sui Guang Jun	41/41
Gong Hua Zhang	41/41
Lam Kwong Yu	41/41

The experience and views of our INEDs are held in high regard and serve as effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Gong Hua Zhang, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual confirmation from each INED of his independence from the Company and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2009, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

BOARD COMMITTEES

The Company has put in place an audit committee, a remuneration and assessment committee, a nomination committee and further details of the roles and functions and the composition of each of these committees are set out below:

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Gong Hua Zhang, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. The Audit Committee is chaired by Gong Hua Zhang with Wang Zhi and Sui Guang Jun as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews the Company's internal audit plan, and submits relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held 10 meetings in 2009. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	**(No. of meetings) Attended/Eligible to attend**
Gong Hua Zhang (chairman)	10/10
Wang Zhi	10/10
Sui Guang Jun	10/10

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor, KPMG to the Group in 2008 and 2009:

	2009 **RMB Million**	2008 RMB Million
Audit fees	**16**	16
Non-audit fees	**1**	1
Total	**17**	17

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2009, the Remuneration and Assessment Committee comprises three members and chaired by Sui Guang Jun (INED) together with Gong Hua Zhang (INED) and Wang Quan Hua (Director) as members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company's "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management". In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee held one meeting in 2009, which was held according to its rules and procedures. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	**Attended/Eligible to attend**
Sui Guang Jun (Chairman)	1/1
Wang Quan Hua	1/1
Gong Hua Zhang	1/1

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2009.

NOMINATION COMMITTEE

As at 31 December 2009, the Nomination Committee consists of three members, including Si Xian Min as chairman and Wang Zhi (INED) and Gong Hua Zhang (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the articles of association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held six meetings in 2009. The Nomination Committee has performed all its obligations under their terms of reference in 2009. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	**(No. of meetings) Attended/Eligible to attend**
Si Xian Min (Chairman)	6/6
Wang Zhi	6/6
Gong Hua Zhang	6/6

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Directors' interests in the securities of the Company as of 31 December 2009 are disclosed on pages 23 to 34 of the Report of the Directors in this Annual Report. Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2009 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, KPMG, are set out on pages 44 to 45. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

INTERNAL CONTROL

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2009.

KPMG

Independent auditor's report to the shareholders of China Southern Airlines Company Limited

(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") set out on pages 46 to 138, which comprise the consolidated and company balance sheets as at 31 December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at 31 December 2009 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

12 April 2010

Consolidated Income Statement

For the year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009 RMB million	2008 RMB million
Operating revenue			
Traffic revenue	4	**52,967**	53,913
Other operating revenue	5	**1,835**	1,375
Total operating revenue		**54,802**	55,288
Operating expenses			
Flight operations	6	**29,296**	34,982
Maintenance	7	**4,446**	4,890
Aircraft and traffic servicing	8	**9,169**	8,476
Promotion and sales	9	**4,170**	3,491
General and administrative	10	**1,844**	2,041
Impairment on property, plant and equipment	21(i)	**26**	1,884
Depreciation and amortisation	11	**5,971**	5,746
Others		**429**	257
Total operating expenses		**55,351**	61,767
Other net income	15	**1,989**	833
Operating profit/(loss)		**1,440**	(5,646)
Interest income		**68**	103
Interest expense	13	**(1,497)**	(1,987)
Share of associates' results	24	**69**	(12)
Share of jointly controlled entities' results	25	**214**	170
Gain/(loss) on derivative financial instruments, net		**45**	(124)
Exchange gain, net		**93**	2,592
Gain on sale of a jointly controlled entity		**–**	143
Gain on sale of equity interest in subsidiaries		**–**	37
Profit/(loss) before taxation		**432**	(4,724)
Income tax credit/(expense)	16	**95**	(62)
Profit/(loss) for the year		**527**	(4,786)

Consolidated Income Statement

For the year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009 RMB million	2008 RMB million
Attributable to:			
Equity shareholders of the Company	17	**330**	(4,823)
Minority interests		**197**	37
Profit/(loss) for the year		**527**	(4,786)
Earnings/(loss) per share	20		
Basic and diluted		**RMB0.05**	RMB(0.74)

The notes on pages 55 to 138 form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009 RMB million	2008 RMB million
Profit/(loss) for the year		**527**	(4,786)
Other comprehensive income for the year (after tax and reclassification adjustments):	18		
Available-for-sale securities: net movement in the fair value reserve		**30**	(192)
Total comprehensive income for the year		**557**	(4,978)
Attributable to:			
Equity shareholders of the Company		**349**	(4,988)
Minority interests		**208**	10
Total comprehensive income for the year		**557**	(4,978)

The notes on pages 55 to 138 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2009 RMB million	31 December 2008 RMB million
Non-current assets			
Property, plant and equipment, net	21	**63,673**	53,237
Construction in progress	22	**18,059**	17,321
Lease prepayments		**516**	531
Interest in associates	24	**257**	235
Interest in jointly controlled entities	25	**728**	1,048
Other investments in equity securities	26	**166**	166
Lease deposits		**564**	563
Available-for-sale equity securities	27	**93**	114
Deferred tax assets	28	**479**	167
Other assets	29	**558**	412
		85,093	73,794
Current assets			
Inventories	31	**1,256**	1,229
Trade receivables	32	**1,359**	1,317
Other receivables		**1,408**	1,371
Prepaid expenses and other current assets		**711**	620
Amounts due from related companies	40	**51**	11
Pledged bank deposits	35(j)	**–**	51
Cash and cash equivalents	33	**4,343**	4,649
		9,128	9,248
Asset classified as held for sale	34	**529**	–
		9,657	9,248
Current liabilities			
Financial liabilities	30	**44**	116
Bank and other loans	35	**17,452**	22,178
Short-term financing bills	36	**–**	2,000
Obligations under finance leases	37	**1,431**	1,781
Trade and bills payable	38	**4,992**	1,353
Sales in advance of carriage		**2,196**	2,244
Deferred revenue	39	**316**	261
Income tax payable		**44**	120
Amounts due to related companies	40	**94**	102
Accrued expenses	41	**8,153**	8,420
Other liabilities	42	**3,376**	2,963
		38,098	41,538
Net current liabilities	51	**(28,441)**	(32,290)
Total assets less current liabilities		**56,652**	41,504

Consolidated Balance Sheet

At 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2009 RMB million	31 December 2008 RMB million
Non-current liabilities and deferred items			
Bank and other loans	35	**27,875**	17,429
Obligations under finance leases	37	**11,887**	11,157
Deferred revenue	39	**594**	445
Provision for major overhauls	43	**953**	945
Provision for early retirement benefits	44	**148**	179
Deferred benefits and gains		**1,080**	1,109
Deferred tax liabilities	28	**853**	761
		43,390	32,025
Net assets		**13,262**	9,479
Capital and reserves			
Share capital	45	**8,003**	6,561
Reserves	46	**2,348**	460
Total equity attributable to equity shareholders of the Company		**10,351**	7,021
Minority interests		**2,911**	2,458
Total equity		**13,262**	9,479

Approved and authorised for issue by the board of directors on 12 April 2010.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 55 to 138 form part of these financial statements.

Company Balance Sheet

At 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2009 RMB million	31 December 2008 RMB million
Non-current assets			
Property, plant and equipment, net	21	**52,012**	42,880
Construction in progress	22	**15,460**	14,987
Lease prepayments		**403**	421
Interest in subsidiaries	23	**2,140**	1,448
Investments in associates	24	**143**	128
Investments in jointly controlled entities	25	**450**	710
Other investments in equity securities	26	**100**	100
Lease deposits		**485**	491
Available-for-sale equity securities	27	**23**	78
Deferred tax assets	28	**502**	123
Other assets	29	**512**	384
		72,230	61,750
Current assets			
Inventories	31	**1,003**	993
Trade receivables	32	**1,125**	1,058
Other receivables		**1,301**	1,280
Prepaid expenses and other current assets		**588**	516
Amounts due from subsidiaries and other related companies	40	**69**	11
Cash and cash equivalents	33	**3,184**	3,944
		7,270	7,802
Asset classified as held for sale	34	**261**	–
		7,531	7,802
Current liabilities			
Financial liabilities	30	**44**	116
Bank and other loans	35	**15,862**	20,792
Short-term financing bills	36	**–**	2,000
Obligations under finance leases	37	**1,386**	1,739
Trade and bills payable	38	**4,577**	909
Sales in advance of carriage		**1,970**	1,988
Deferred revenue	39	**276**	229
Income tax payable		**(5)**	107
Amounts due to subsidiaries and other related companies	40	**915**	94
Accrued expenses	41	**6,282**	6,715
Other liabilities	42	**2,907**	2,588
		34,214	37,277
Net current liabilities		**(26,683)**	(29,475)
Total assets less current liabilities		**45,547**	32,275

Company Balance Sheet

At 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2009 RMB million	31 December 2008 RMB million
Non-current liabilities and deferred items			
Bank and other loans	35	**24,496**	15,028
Obligations under finance leases	37	**10,913**	10,137
Deferred revenue	39	**541**	395
Provision for major overhauls	43	**729**	707
Provision for early retirement benefits	44	**144**	173
Deferred benefits and gains		**1,062**	1,104
		37,885	27,544
Net assets		**7,662**	4,731
Capital and reserves			
Share capital	45	**8,003**	6,561
Reserves	46	**(341)**	(1,830)
Total equity		**7,662**	4,731

Approved and authorised for issue by the board of directors on 12 April 2010.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 55 to 138 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note (a))	Retained earnings/ (accumulated losses) RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
Balance at 1 January 2008	4,374	5,325	183	607	1,374	11,863	2,447	14,310
Changes in equity for 2008:								
Bonus share issue (Note 45(a))	2,187	(2,187)	–	–	–	–	–	–
Acquisition of China Southern West Australian Flying College Pty Limited (Note 47(c)(xii))	–	–	–	(5)	–	(5)	–	(5)
Disposal of partial equity interest in a subsidiary to minority shareholders	–	–	–	–	–	–	24	24
Distributions to minority shareholders	–	–	–	–	–	–	(28)	(28)
Government contributions (Note 46(d))	–	–	–	151	–	151	5	156
Total comprehensive income for the year	–	–	(165)	–	(4,823)	(4,988)	10	(4,978)
Balance at 31 December 2008 and 1 January 2009	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479
Changes in equity for 2009:								
Issuance of shares (Note 45(a))	**1,442**	**1,538**	–	–	–	**2,980**	–	**2,980**
Paid in capital from minority equity holders of subsidiaries (Note (b))	–	–	–	–	–	–	**261**	**261**
Liquidation of subsidiaries	–	–	–	–	–	–	**(6)**	**(6)**
Distributions to minority shareholders	–	–	–	–	–	–	**(10)**	**(10)**
Government contributions (Note 46(d))	–	–	–	**1**	–	**1**	–	**1**
Total comprehensive income for the year	–	–	**19**	–	**330**	**349**	**208**	**557**
Balance at 31 December 2009	**8,003**	**4,676**	**37**	**754**	**(3,119)**	**10,351**	**2,911**	**13,262**

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 46.

Note (b): In 2009, the minority equity holders of certain subsidiaries of the Company injected cash of RMB242 million and assets of RMB19 million in respect of their shares of the registered capital in these subsidiaries.

The notes on pages 55 to 138 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2009
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009 RMB million	2008 RMB million
Operating activities			
Cash generated from operations	33(b)	**11,232**	4,256
Interest received		**68**	103
Interest paid		**(2,131)**	(2,805)
Income tax paid		**(210)**	(399)
Net cash generated from operating activities		**8,959**	1,155
Investing activities			
Proceeds from disposal of property, plant and equipment		**320**	312
Proceeds from sale of available-for-sale equity securities		**138**	–
Proceeds from sale of a jointly controlled entity		**–**	210
Proceeds from sale of equity interest in subsidiaries		**–**	61
Net cash settlement of derivative financial instruments		**(27)**	(11)
Dividends received from associates		**47**	–
Dividends received from jointly controlled entities		**–**	14
Dividends received from other investments		**14**	14
Payment of lease deposits		**(10)**	–
Refund of lease deposits		**8**	54
Capital expenditures		**(15,007)**	(8,364)
Decrease/(increase) in pledged bank deposits		**51**	(51)
Payment for the investment in an associate, jointly controlled entities and a subsidiary		**(6)**	(29)
Liquidation of subsidiaries		**(6)**	–
Net cash used in investing activities		**(14,478)**	(7,790)
Financing activities			
Proceeds from issue of shares	45(a)	**2,980**	–
Proceeds from bank and other loans		**37,146**	41,450
Repayment of bank and other loans		**(31,396)**	(33,783)
Proceeds from issue of short-term financing bills		**–**	2,000
Repayment of short-term financing bills		**(2,000)**	–
Repayment of principal under finance lease obligations		**(1,750)**	(2,335)
Capital contributions received from government	46(d)	**1**	156
Paid in capital from minority equity holders of subsidiaries		**242**	–
Dividends paid to minority shareholders		**(10)**	(28)
Net cash from financing activities		**5,213**	7,460
Net (decrease)/increase in cash and cash equivalents		**(306)**	825
Cash and cash equivalents at 1 January		**4,649**	3,824
Cash and cash equivalents at 31 December		**4,343**	4,649

The notes on pages 55 to 138 form part of these financial statements.

(Expressed in Renminbi)

1 BASIS OF PRESENTATION

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holding Ltd. ("Nan Lung"), a wholly-owned subsidiary of CSAHC, respectively.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 3 provides information on the impact of the new and revised IFRSs and interpretations that are first effective for the current accounting period and the changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

At 31 December 2009, the Group's current liabilities exceeded its current assets by RMB28,441 million, which includes bank and other loans repayable within one year of RMB17,452 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 51(a).

The consolidated financial statements for the year ended 31 December 2009 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(b) Basis of preparation of the financial statements (cont'd)

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- Derivative financial instruments (Note 2(g)); and

- Available-for-sale equity securities (Note 2(f)).

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell (Note 2(cc)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 56.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(c) Subsidiaries and minority interests (cont'd)

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(cc)). Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Note 2(l)). The Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)), unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(cc)).

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(l)).

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available-for-sale. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss. Dividend income from these investments is recognised in profit or loss in accordance with the policy set out in Note 2(v)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(g) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(h) Property, plant and equipment

(i) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(iii).

(ii) Other property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2(l)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(j) Leased assets (cont'd)

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

(k) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries: see (Note 2(l)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in associates and jointly controlled entities recognised using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with Note 2(l)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(ii).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(i) Impairment of investments in equity securities and other receivables (cont'd)

– For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

– For available-for-sale equity securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment;
- Construction in progress;
- Lease deposits;
- Lease prepayments;
- Deferred expenditure;
- Investments in subsidiaries; and
- Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount
  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses
  An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(ii) Impairment of other assets (cont'd)

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(p) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(r)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred benefits and gains

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(u) Income tax (cont'd)

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(v) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Passenger, cargo and mail revenues

Passenger, cargo and mail revenues are recognised at the fair value of the consideration received when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(v) Revenue recognition (cont'd)

(ii) Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egrets Mileage Plus, which provide travel and other awards to members based on accumulated mileages.

Revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are ultimately utilised.

Revenue received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in profit or loss. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue is recognised at the point of redemption where non-flight rewards are selected.

The value attributed to mileages that are expected to expire is recognised as revenue, based on the number of mileages that have been redeemed relative to the total number expected to be redeemed.

(iii) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iv) Dividend income is recognised when the shareholder's right to receive payment is established.

(v) Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income is recognised as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(aa) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(bb) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(cc) Non-current assets held for sale

A non-current asset is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available for sale in its present condition.

Immediately before classification as held for sale, the measurement of the non-current assets is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, financial assets (other than investments in subsidiaries, associates and jointly controlled entities) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, the non-current asset is not depreciated or amortised.

(dd) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(dd) Related parties (cont'd)

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(ee) Segmental reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 CHANGES IN ACCOUNTING POLICIES

(a) Standards, amendment and interpretations effective in 2009

The IASB has issued certain new and revised IFRSs and interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group's financial statements:

- IFRS 8, Operating segments
- IAS 1 (revised 2007), Presentation of financial statements
- Amendments to IFRS 7, Financial instruments: Disclosures – improving disclosures about financial instruments
- Improvements to IFRSs (2008)
- IAS 23, Borrowing costs
- IAS 27, Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate
- IFRIC 13, Customer loyalty programmes

(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

(a) Standards, amendment and interpretations effective in 2009 (cont'd)

The amendments to Improvements to IFRSs (2008) and IAS 23 have had no material impact on the Group's financial statements as the amendments and interpretations were consistent with policies already adopted by the Group. The impact of the remainder of these developments is as follows:

- IFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group's financial statements into segments based on related services and on geographical areas. The adoption of IFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's chief operating decision maker. Corresponding amounts have been provided on a basis consistent with the revised segment information.

- As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

- As a result of the adoption of the amendments to IFRS 7, the financial statements include expanded disclosures in Note 51(f) about the fair value measurement of the Group's financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group has taken advantage of the transitional provisions set out in the amendments to IFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

- The amendments to IAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009 all dividends receivable from subsidiaries, associates and jointly controlled entities, whether out of pre-or post-acquisition profits, will be recognised in the Company's profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions in the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

- During the year ended 31 December 2008, the Group early adopted IFRIC 13, Customer loyalty programmes, which is effective for accounting periods beginning on or after 1 July 2008. The impact of the adoption of IFRIC 13 on the 2008 financial statements was disclosed in Note 3 to the Group's financial statements for the year ended 31 December 2008. Further details of the accounting policy are set out in Note 2(v)(ii).

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

(b) Change in accounting policy for property, plant and equipment

Under IFRSs, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment ("PP&E"). Previously, the Company adopted the revaluation model in accordance with IAS 16. In 2009, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model to increase the relevance of financial data to the users of the financial statements for the following factors:

- The alignment of the Group's accounting policy with industry peers – management considers that the historical cost model will improve comparability of certain financial performance data and results of operations of the Group with other airlines. The valuation model is not commonly used by leading global airlines and the valuation data is generally not relevant to the operation of airlines except upon disposal of aircraft or assessment of impairment of aircraft.

- Increased comparability between finance and operating leased aircraft – under the old policy the depreciation cost of a finance leased aircraft was based on the revalued amount whereas operating lease payments are based on cost as aircraft held under operating leases are not recognised as assets subject to valuation. Management therefore considers that the change to the cost model increases the level of consistency in accounting for aircraft which are not distinguished from an operational perspective.

- The high degree of subjectivity and risk of cyclical volatility associated with external valuation and second hand aircraft fair values – the market value of second hand aircraft can be volatile and is influenced by transactions in global markets that may have little relevance to the operating environment in China. Management does not believe that financial statements that reflect, often subjective, movements in second hand values provide meaningful information to investors.

This change in accounting policy has been accounted for retrospectively, and the comparative financial information has also been restated. This change in accounting policy has no effect on reported profit or loss, total income and expenses or net assets for the years ended 31 December 2007, 2008 and 2009. The change in accounting policy only resulted in changes in the cost and accumulated depreciation of the PP&E of the same amount with no profit or loss effect as shown in Note 21. As the effect of change in accounting policy was not material to financial statements, no comparative balance sheet as at 1 January 2008 is presented.

4 TRAFFIC REVENUE

	2009 RMB million	2008 RMB million
Passenger	**50,059**	50,412
Cargo and mail	**2,908**	3,501
	52,967	53,913

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (including business tax and other surcharges) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and international, Hong Kong, Macau and Taiwan flights. Pursuant to the "Notice of exemption of business tax on fuel surcharge for airline companies" issued jointly by the PRC Ministry of Finance and the State Administration of Taxation, the Group is exempted from business tax on fuel surcharge income received during the period from 1 January 2008 to 31 December 2010. Sales tax incurred by the Group during the year ended 31 December 2009, netted off against revenue, amounted to RMB1,532 million (2008: RMB1,337 million). Traffic revenue is stated net of sales tax.

5 OTHER OPERATING REVENUE

	2009 RMB million	2008 RMB million
Commission income	342	317
General aviation income	197	133
Ground services income	320	250
Air catering income	112	107
Rental income	116	120
Expired sales in advance of carriage	350	276
Aircraft lease income	83	–
Others	315	172
	1,835	1,375

6 FLIGHT OPERATIONS EXPENSES

	2009 RMB million	2008 RMB million
Jet fuel costs	16,390	23,086
Operating lease charges		
– Aircraft and flight equipment	4,740	4,166
– Land and buildings	383	361
Air catering expenses	1,392	1,363
Aircraft insurance	188	174
Flight personnel payroll and welfare	2,622	2,490
Training expenses	556	577
Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions	1,418	1,289
Others	1,607	1,476
	29,296	34,982

7 MAINTENANCE EXPENSES

	2009 RMB million	2008 RMB million
Repair and maintenance charges	3,903	4,406
Maintenance materials	543	484
	4,446	4,890

8 AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	2009 RMB million	2008 RMB million
Landing and navigation fees	6,772	6,135
Ground service and other charges	2,397	2,341
	9,169	8,476

9 PROMOTION AND SALES EXPENSES

	2009 RMB million	2008 RMB million
Sales commissions	2,539	1,853
Ticket office expenses	1,055	1,055
Computer reservation services	327	331
Advertising and promotion	52	52
Others	197	200
	4,170	3,491

10 GENERAL AND ADMINISTRATIVE EXPENSES

	2009 RMB million	2008 RMB million
General corporate expenses	1,760	1,973
Auditors' remuneration	16	16
Other taxes and levies	68	52
	1,844	2,041

11 DEPRECIATION AND AMORTISATION

	2009 RMB million	2008 RMB million
Depreciation		
– Owned assets	4,702	4,199
– Assets acquired under finance leases	1,260	1,560
Amortisation of deferred benefits and gains	(71)	(71)
Other amortisation	80	58
	5,971	5,746

12 STAFF COSTS

	2009 RMB million	2008 RMB million
Salaries, wages and welfare	**5,887**	5,591
Retirement scheme contributions	**567**	686
Early retirement benefits (Note 44)	**6**	10
	6,460	6,287

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above.

13 INTEREST EXPENSE

	2009 RMB million	2008 RMB million
Interest on bank and other loans wholly repayable within five years	**1,333**	1,934
Interest on other loans	**120**	30
Finance charges on obligations under finance leases	**471**	678
Other interest expense (Note 44)	**14**	19
Less: borrowing costs capitalised	**(441)**	(674)
	1,497	1,987

The borrowing costs have been capitalised at rates ranging from 1.55% to 3.30% per annum in 2009 (2008: 5.17% to 5.28% per annum).

14 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

Details of directors' and supervisors' emoluments for the year ended 31 December 2009 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Si Xian Min	–	698	–	40	738
Li Wen Xin	–	608	–	40	648
Wang Quan Hua	–	550	–	40	590
Liu Bao Heng	–	550	–	40	590
Tan Wan Geng	–	672	–	38	710
Xu Jie Bo	–	572	–	38	610
Chen Zhen You	–	572	–	38	610
Zhang Zi Fang (Note (ii))	–	590	–	38	628
Supervisors					
Sun Xiao Yi	–	550	–	40	590
Yang Guang Hua (Note (iii))	–	407	–	17	424
Zhang Wei	–	345	–	40	385
Yang Yi Hua	–	266	–	38	304
Liang Zhong Gao	–	269	–	38	307
Li Jia Shi (Note (iv))	–	118	–	19	137
Independent non-executive directors					
Wang Zhi	50	–	–	–	50
Sui Guang Jun	100	–	–	–	100
Gong Hua Zhang	100	–	–	–	100
Lam Kwong Yu	88	–	–	–	88
	338	6,767	–	504	7,609

14 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(a) Directors' and supervisors' emoluments (cont'd)

Details of directors' and supervisors' emoluments for the year ended 31 December 2008 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Si Xian Min	–	857	–	60	917
Li Wen Xin	–	596	–	80	676
Wang Quan Hua	–	535	–	61	596
Liu Bao Heng (Note (v))	–	–	–	–	–
Tan Wan Geng	–	854	–	59	913
Xu Jie Bo	–	711	–	57	768
Chen Zhen You	–	711	–	55	766
Liu Shao Yong (Notes (i) and (vi))	–	597	–	79	676
Zhao Liu An (Notes (i) and (vii))	–	442	–	61	503
Supervisors					
Sun Xiao Yi	–	535	–	61	596
Yang Guang Hua	–	712	–	28	740
Yang Yi Hua	–	292	–	53	345
Liang Zhong Gao	–	296	–	54	350
Zhang Wei (Note (viii))	–	282	–	61	343
Independent non-executive directors					
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
Gong Hua Zhang	100	–	–	–	100
Lam Kwong Yu	89	–	–	–	89
	389	7,420	–	769	8,578

Notes:

(i) The above amounts included salaries paid to these directors as pilots of the Company.

(ii) Appointed on 30 June 2009.

(iii) Resigned on 30 June 2009.

(iv) Appointed on 30 June 2009.

(v) Appointed on 29 December 2008.

(vi) Resigned on 12 December 2008.

(vii) Resigned on 19 September 2008.

(viii) Appointed on 25 June 2008.

14 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(b) Individuals with highest emoluments

None of the directors (2008: two), whose emoluments are reflected in the above analysis, was among the five highest paid individuals in the Group for 2009. The aggregate emoluments in respect of the five (2008: three) individuals during the year are as follows:

	2009 RMB'000	2008 RMB'000
Salaries, allowances and benefits in kind	4,460	2,829
Retirement scheme contributions	347	162
	4,807	2,991

The emoluments of the five (2008: three) individuals with the highest emoluments are within the following band:

	2009 Number of individuals	2008 Number of individuals
Nil to HKD1,000,000 (RMB881,300 equivalent)	–	1
HKD1,000,000 to HKD1,500,000 (RMB1,321,950 equivalent)	5	2

15 OTHER NET INCOME

	2009 RMB million	2008 RMB million
Refund of CAAC infrastructure development fund	1,328	–
Government subsidies	541	901
Gain on sale of available-for-sale equity securities (Note 18(b))	78	–
Gain/(loss) on sale of property, plant and equipment, net		
– Aircraft and spare engines	14	(20)
– Other property, plant and equipment	17	(39)
Others	11	(9)
	1,989	833

Pursuant to the "Notice of refund of CAAC infrastructure development fund" jointly issued by CAAC and the Ministry of Finance of the PRC in 2009, RMB1,328 million of CAAC infrastructure development fund paid for the period from 1 July 2008 to 30 June 2009 was refunded during the year.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

16 INCOME TAX (CREDIT)/EXPENSE

(a) Income tax (credit)/expense in the consolidated income statement

	2009 RMB million	2008 RMB million
PRC income tax		
Provision for the year	90	25
Over-provision in prior year	–	(6)
	90	19
Deferred tax (Note 28)		
Origination and reversal of temporary differences	327	232
Utilisation of unused tax losses and deductible temporary differences not recognised in prior year (Note 16(b))	(512)	–
Effect on deferred tax balances resulting from a change in tax rate	–	(189)
	(185)	43
Income tax (credit)/expense	(95)	62

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

The Corporate Income Tax Law of the PRC ("new tax law") took effect on 1 January 2008 and the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

16 INCOME TAX (CREDIT)/EXPENSE (cont'd)

(b) Reconciliation between actual tax (credit)/expense and calculated tax based on accounting profit/(loss) at applicable tax rates

	2009 RMB million	2008 RMB million
Profit/(loss) before taxation	**432**	(4,724)
Notional tax on profit/(loss) before taxation, calculated at the rates applicable to profit/(loss) in the tax jurisdictions concerned (Note i)	**87**	(913)
Adjustments for tax effect of:		
Non-deductible expenses	**63**	64
Non-taxable income		
– Share of results of associates and jointly controlled entities	**(76)**	(38)
– Others	**(20)**	–
Recognition of taxable temporary difference on asset classified as held for sale	**67**	–
Unused tax losses not recognised	**216**	566
Deductible temporary differences not recognised	**–**	577
Utilisation of unused tax losses and deductible temporary differences not recognised in prior year (Note 16(a)/Note ii)	**(512)**	–
Difference in tax rates (Note ii)	**81**	–
Effect of change in tax rate (Note iii)	**–**	(189)
Over provision in prior years	**–**	(6)
Others	**(1)**	1
Actual tax (credit)/expense	**(95)**	62

Notes:

(i) The headquarters of the Company and its branches are taxed at rates ranging from 20% to 25% (2008: 18% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2008: 15% to 25%).

(ii) The Company increased its retained earnings under PRC Accounting Standards for Business Enterprises ("PRC GAAP") as a result of changes in accounting policies in 2003 and 2007. As at 31 December 2008, the Company recognised deferred tax liabilities of RMB498 million and an income tax payable of RMB112 million in respect of the increase in retained earnings of RMB3,320 million in 2003 and RMB627 million in 2007, respectively in the financial statements prepared under IFRSs. In 2009, the Company agreed with the local tax authority that the above deferred tax liabilities and income tax payable would be settled from 2009 to 2011.

(iii) In 2008, the tax authorities issued certain regulations governing the administration of income tax computation which involving headquarters and branches. Accordingly, deferred tax assets and liabilities were remeasured for changes in tax rates resulted from such new regulations.

17 PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit/(loss) attributable to equity shareholders of the Company for the year ended 31 December 2009 includes a loss of RMB115 million (2008: RMB5,022 million) which has been dealt with in the financial statements of the Company.

18 OTHER COMPREHENSIVE INCOME

(a) Tax effects relating to each component of other comprehensive income

	2009			2008		
	Before-tax amount RMB million	**Tax expense RMB million**	**Net-of-tax amount RMB million**	Before-tax amount RMB million	Tax benefit RMB million	Net-of-tax amount RMB million
Available-for-sales securities: net movement in fair value reserve	**39**	**(9)**	**30**	(248)	56	(192)

(b) Reclassification adjustments relating to components of other comprehensive income

	2009 RMB million	2008 RMB million
Available-for-sale securities:		
Changes in fair value recognised during the year	**117**	(248)
Reclassification adjustment for amount transferred to profit or loss:		
– gain on disposal (Note 15)	**(78)**	–
Net deferred tax (debited)/credited to other comprehensive income (Note 28(a))	**(9)**	56
Net movement in the fair value reserve during the year recognised in other comprehensive income	**30**	(192)

19 DIVIDENDS

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2009.

No dividend was paid in respect of the year ended 31 December 2008.

20 EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share for the year ended 31 December 2009 is based on the profit attributable to equity shareholders of the Company of RMB330 million (2008: loss of RMB4,823 million) and the weighted average of 7,084,842,000 shares in issue during the year (2008: 6,561,267,000 shares).

	2009 Million shares	2008 Million shares
Issued ordinary shares at 1 January	**6,561**	4,374
Effect of bonus share issue (Note 45)	**–**	2,187
Effect of issuance of A shares (Note 45)	**263**	–
Effect of issuance of H shares (Note 45)	**261**	–
Weighted average number of ordinary shares at 31 December	**7,085**	6,561

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

21 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2008							
– as previously reported	266	6,792	37,389	25,783	10,689	3,448	84,367
– prior period adjustment	–	(223)	1,243	–	–	–	1,020
– as restated (Note 3(b))	266	6,569	38,632	25,783	10,689	3,448	85,387
Additions	–	36	683	288	739	307	2,053
Transfer from construction in progress (Note 22)	–	180	56	101	152	22	511
Reclassification on exercise of purchase options	–	–	4,784	(4,784)	–	–	–
Reclassification in respect of sale and lease back (finance lease)	–	–	(640)	640	–	–	–
Reclassification from lease prepayments	98	–	–	–	–	–	98
Disposals	–	(45)	(828)	(96)	(271)	(193)	(1,433)
Other reclassifications	412	(555)	–	190	(190)	143	–
At 31 December 2008 (Restated, Note 3(b))	776	6,185	42,687	22,122	11,119	3,727	86,616
At 1 January 2009 (Restated, Note 3(b))	**776**	**6,185**	**42,687**	**22,122**	**11,119**	**3,727**	**86,616**
Additions	**–**	**67**	**4,490**	**2,326**	**1,067**	**402**	**8,352**
Transfer from construction in progress (Note 22)	**–**	**356**	**7,603**	**102**	**150**	**104**	**8,315**
Reclassification on exercise of purchase options	**–**	**–**	**2,586**	**(2,586)**	**–**	**–**	**–**
Reclassification to lease prepayments	**(12)**	**–**	**–**	**–**	**–**	**–**	**(12)**
Disposals	**–**	**(36)**	**(1,209)**	**(37)**	**(480)**	**(109)**	**(1,871)**
Other reclassifications	**(181)**	**179**	**(77)**	**–**	**77**	**2**	**–**
At 31 December 2009	**583**	**6,751**	**56,080**	**21,927**	**11,933**	**4,126**	**101,400**

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(a) The Group (cont'd)

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2008							
– as previously reported	69	1,257	11,567	4,509	6,289	2,235	25,926
– prior period adjustment	–	(223)	1,243	–	–	–	1,020
– as restated (Note 3(b))	69	1,034	12,810	4,509	6,289	2,235	26,946
Charge for the year	14	232	2,752	1,560	835	366	5,759
Reclassification on exercise of purchase options	–	–	2,050	(2,050)	–	–	–
Reclassification in respect of sale and lease back (finance lease)	–	–	(15)	15	–	–	–
Reclassification from lease prepayments	6	–	–	–	–	–	6
Disposals	–	(14)	(732)	(65)	(240)	(165)	(1,216)
Other reclassifications	47	(62)	–	50	(50)	15	–
Impairment losses (Note (i))	–	3	1,741	50	90	–	1,884
At 31 December 2008 (Restated, Note 3(b))	136	1,193	18,606	4,069	6,924	2,451	33,379
At 1 January 2009 (Restated, Note 3(b))	**136**	**1,193**	**18,606**	**4,069**	**6,924**	**2,451**	**33,379**
Charge for the year	**19**	**234**	**3,260**	**1,260**	**844**	**345**	**5,962**
Reclassification on exercise of purchase options	**–**	**–**	**1,354**	**(1,354)**	**–**	**–**	**–**
Reclassification to lease prepayments	**(1)**	**–**	**–**	**–**	**–**	**–**	**(1)**
Disposals	**–**	**(11)**	**(970)**	**(37)**	**(428)**	**(93)**	**(1,539)**
Other reclassifications	**(32)**	**31**	**(66)**	**–**	**66**	**1**	**–**
Impairment losses (Note (i))	**–**	**–**	**–**	**–**	**26**	**–**	**26**
Impairment written off on disposal	**–**	**–**	**(97)**	**–**	**(3)**	**–**	**(100)**
At 31 December 2009	**122**	**1,447**	**22,087**	**3,938**	**7,429**	**2,704**	**37,727**
Net book value:							
At 31 December 2009	**461**	**5,304**	**33,993**	**17,989**	**4,504**	**1,422**	**63,673**
At 31 December 2008	640	4,992	24,081	18,053	4,195	1,276	53,237

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2008							
– as previously reported	264	4,248	27,263	25,155	9,456	2,469	68,855
– prior period adjustment	–	(223)	1,223	–	–	–	1,000
– as restated (Note 3(b))	264	4,025	28,486	25,155	9,456	2,469	69,855
Additions	–	6	614	288	584	237	1,729
Transfer from construction in progress (Note 22)	–	68	56	101	152	17	394
Transfer from subsidiaries	–	–	–	–	130	–	130
Reclassification on exercise of purchase options	–	–	4,784	(4,784)	–	–	–
Transfer to Chongqing Airlines	–	–	(270)	–	–	–	(270)
Disposals	–	(4)	(480)	(65)	(136)	(98)	(783)
Other reclassifications	–	(143)	–	190	(190)	143	–
At 31 December 2008 (Restated, Note 3(b))	264	3,952	33,190	20,885	9,996	2,768	71,055
At 1 January 2009 (Restated, Note 3(b))	**264**	**3,952**	**33,190**	**20,885**	**9,996**	**2,768**	**71,055**
Additions	**–**	**26**	**4,300**	**2,326**	**928**	**257**	**7,837**
Transfer from construction in progress (Note 22)	**–**	**322**	**6,007**	**102**	**–**	**12**	**6,443**
Reclassification on exercise of purchase options	**–**	**–**	**2,586**	**(2,586)**	**–**	**–**	**–**
Reclassification to lease prepayments	**(4)**	**–**	**–**	**–**	**–**	**–**	**(4)**
Disposals	**–**	**(30)**	**(1,027)**	**(37)**	**(181)**	**(79)**	**(1,354)**
Other reclassifications	**(42)**	**42**	**(77)**	**–**	**77**	**–**	**–**
At 31 December 2009	**218**	**4,312**	**44,979**	**20,690**	**10,820**	**2,958**	**83,977**

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company (cont'd)

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2008							
– as previously reported	69	747	8,924	4,487	5,444	1,609	21,280
– prior period adjustment	–	(223)	1,223	–	–	–	1,000
– as restated (Note 3(b))	69	524	10,147	4,487	5,444	1,609	22,280
Charge for the year	8	158	2,155	1,477	757	273	4,828
Transfer from subsidiaries	–	–	–	–	55	–	55
Reclassification on exercise of purchase options	–	–	2,050	(2,050)	–	–	–
Transfer to Chongqing Airlines	–	–	(124)	–	–	–	(124)
Disposals	–	(3)	(474)	(65)	(113)	(90)	(745)
Other reclassifications	–	(15)	–	50	(50)	15	–
Impairment losses (Note (i))	–	–	1,741	50	90	–	1,881
At 31 December 2008 (Restated, Note 3(b))	77	664	15,495	3,949	6,183	1,807	28,175
At 1 January 2009 (Restated, Note 3(b))	**77**	**664**	**15,495**	**3,949**	**6,183**	**1,807**	**28,175**
Charge for the year	**10**	**161**	**2,575**	**1,172**	**743**	**254**	**4,915**
Reclassification on exercise of purchase options	**–**	**–**	**1,354**	**(1,354)**	**–**	**–**	**–**
Reclassification to lease prepayments	**(1)**	**–**	**–**	**–**	**–**	**–**	**(1)**
Disposals	**–**	**(9)**	**(788)**	**(37)**	**(146)**	**(70)**	**(1,050)**
Other reclassifications	**(12)**	**12**	**(66)**	**–**	**66**	**–**	**–**
Impairment losses (Note (i))	**–**	**–**	**–**	**–**	**26**	**–**	**26**
Impairment written off on disposal	**–**	**–**	**(97)**	**–**	**(3)**	**–**	**(100)**
At 31 December 2009	**74**	**828**	**18,473**	**3,730**	**6,869**	**1,991**	**31,965**
Net book value:							
At 31 December 2009	**144**	**3,484**	**26,506**	**16,960**	**3,951**	**967**	**52,012**
At 31 December 2008	187	3,288	17,695	16,936	3,813	961	42,880

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the thirty-two parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and Wuhan, etc. by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments in respect of land use rights totalling RMB22 million were paid to CSAHC during 2009 (2008: RMB22 million) in respect of these leases.

(d) As at 31 December 2009, certain aircraft, land use rights and investment properties of the Group and the Company with an aggregate carrying value of approximately RMB34,384 million and RMB29,022 million, respectively (2008: RMB29,321 million and RMB24,129 million, respectively) were mortgaged under certain loan and lease agreements (Notes 35 and 37).

(e) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of five to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB62 million (2008: RMB54 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2009 **RMB million**	2008 RMB million
Within 1 year	**56**	64
After 1 year but within 5 years	**182**	203
After 5 years	**111**	154
	349	421

As at 31 December 2009, the net book value of the aircraft and flight training facilities leased out by the Group and the Company under operating leases amounted to RMB52 million and RMB801 million, respectively (2008: RMB63 million and RMB824 million, respectively).

(Expressed in Renminbi)

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(f) The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(g) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(h) As at 31 December 2009 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan, Xinjiang, Henan and Shenzhen, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2009, carrying value of such properties of the Group and the Company amounted to RMB2,638 million and RMB1,696 million, respectively (2008: RMB2,331 million and RMB1,401 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(i) During the year, in view of the age of the Group's fleet of ATR72 aircraft, the Group determined to dispose of these aircraft and commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft and related fleet assets. The carrying amount of the related fleet assets was written down by RMB26 million. The estimates of recoverable amounts were based on the assets' fair value less costs to sell, determined by reference to the recent observable market prices for the aircraft and related fleet assets.

In 2008, in view of the age and operating efficiency of the Group's fleet of Boeing 777-200A aircraft, Airbus 300 aircraft and McDonnell Douglas 90 aircraft, the Group determined to dispose and commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft and related fleet assets. The carrying amount of the aircraft and the related fleet assets was written down by RMB1,590 million. The estimates of recoverable amounts were based on the aircraft's fair value less costs to sell, determined by reference to observable market prices for the respective model of aircraft. In addition, in 2008, there had been a decrease in demand of cargo transportation services as a result of the economic conditions, and that the operating efficiency of the Group's cargo freighters Boeing 747 was not satisfactory due to lack of economy of scale for the existing small fleet of cargo freighters. The Group assessed the recoverable amounts of its cargo freighters and the related fleet assets, the carrying amount of the cargo freighters was written down by RMB291 million. The estimates of recoverable amounts were based on the aircraft's fair value less costs to sell, determined by reference to the observable market prices for the cargo freighters.

22 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**17,321**	11,385	**14,987**	10,537
Additions	**9,070**	10,711	**6,927**	9,098
Transferred to property, plant and equipment (Note 21)	**(8,315)**	(511)	**(6,443)**	(394)
Transferred to other assets upon completion of development	**(17)**	(112)	**(11)**	(112)
Transferred out in respect of sales and lease back of aircraft	**–**	(4,135)	**–**	(4,135)
Other decrease	**–**	(17)	**–**	(7)
At 31 December	**18,059**	17,321	**15,460**	14,987

The construction in progress as at 31 December 2009 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Airport Base, Shanghai Hongqiao Airport Base and Beijing Branch.

As at 31 December 2009, advance payments for acquisition of aircraft of the Group and the Company of approximately RMB7,601 million and RMB7,435 million, respectively (2008: RMB6,337 million and RMB6,337 million, respectively) were mortgaged under certain loan agreements (Note 35).

In 2008, the Company entered into agreements with certain third party lessors to sell 14 aircraft to the lessors prior to the deliveries of these aircraft and then lease back the aircraft from the lessors in the form of operating leases. Upon delivery of aircraft, the advance payments paid to aircraft manufacturers and the related interest costs capitalised in respect of the aircraft included in construction in progress were transferred out to calculate the gain or loss on sales and lease back.

23 INTEREST IN SUBSIDIARIES

	The Company	
	2009	2008
	RMB million	RMB million
Unlisted shares/capital contributions, at cost	**2,183**	2,167
Less: impairment loss	**(43)**	(43)
	2,140	2,124
Amounts due to subsidiaries	**–**	(676)
	2,140	1,448

23 INTEREST IN SUBSIDIARIES (cont'd)

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts of the investments in these subsidiaries exceeded their recoverable amounts by approximately RMB43 million (2008: RMB43 million). Accordingly, a provision for impairment loss of RMB43 million was recorded on 31 December 2009 (2008: RMB43 million).

Details of the Group's principal subsidiaries are set out in Note 59. In June 2009, the Company acquired 50% equity interest in a jointly controlled entity of the Company, Beijing Southern Airlines Ground Services Company Limited ("Beijing Ground Services") from the other venturer, which has become a wholly-owned subsidiary of the Company since then.

24 INTEREST IN ASSOCIATES

	The Group	
	2009	2008
	RMB million	RMB million
Share of net assets	**257**	235

	The Company	
	2009	2008
	RMB million	RMB million
Unlisted capital contributions, at cost	**439**	439
Less: impairment loss	**(296)**	(311)
	143	128

In the Company's balance sheet, a provision for impairment loss of RMB296 million was recorded on 31 December 2009 (2008: RMB311 million) in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

The details of the Group's principal associates are set out in Note 60, all of which are unlisted corporate entities.

24 INTEREST IN ASSOCIATES (cont'd)

Summary of financial information on associates:

	100 Percent		Group's effective interest	
	2009	2008	2009	2008
	RMB million	RMB million	RMB million	RMB million
Non-current assets	11,190	9,587	4,210	3,546
Current assets	3,597	5,524	986	1,158
Non-current liabilities	(7,347)	(6,314)	(2,861)	(2,460)
Current liabilities	(6,837)	(8,213)	(2,229)	(2,135)
Net assets	603	584	106	109
Net liabilities not shared by the Group			151	126
			257	235
Revenue	7,123	5,761	2,750	2,234
Expenses	(7,009)	(6,071)	(2,715)	(2,312)
Profit/(loss) for the year	114	(310)	35	(78)
Net loss not shared by the Group			34	66
The Group's share of associates' results			69	(12)

During the year, an associate of the Group was in a net liability position. The Group only shared its losses up to the Group's investment cost in the associate.

25 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2009	2008
	RMB million	RMB million
Share of net assets	728	1,048

25 INTEREST IN JOINTLY CONTROLLED ENTITIES (cont'd)

	The Company	
	2009	2008
	RMB million	RMB million
Unlisted capital contributions, at cost	**450**	719
Less: impairment loss	**–**	(9)
	450	710

In the Company's balance sheet, no provision for impairment loss was recorded on 31 December 2009 (2008: RMB9 million) in respect of investments in certain jointly controlled entities in which the carrying amounts were determined to be not fully recoverable.

The details of the Group's principal jointly controlled entities are set out in Note 60, all of which are unlisted corporate entities. Major changes in investments in jointly controlled entities during the year are summarised below:

- During the year, Beijing Ground Services with carrying amount of RMB18 million has become a wholly-owned subsidiary of the Company (Note 23).

- During the year, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. ("MTU") with carrying amount of RMB529 million to CSAHC. As at 31 December 2009, the investment in MTU was classified as asset hold for sale. Please refer to Note 34 for more details.

Summary of financial information on jointly controlled entities:

	Group's effective interest	
	2009	2008
	RMB million	RMB million
Non-current assets	**812**	986
Current assets	**547**	1,226
Non-current liabilities	**(231)**	(291)
Current liabilities	**(400)**	(873)
Net assets	**728**	1,048
Revenue	**1,973**	2,382
Expenses	**(1,759)**	(2,212)
Profit for the year	**214**	170

26 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Unlisted equity securities, at cost	**166**	166	**100**	100

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended 31 December 2009 (2008: RMB13 million).

27 AVAILABLE-FOR-SALE EQUITY SECURITIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Available-for-sale equity securities				
– Listed in the PRC	**93**	114	**23**	78
Market value of listed securities	**93**	114	**23**	78

During the year, the Group disposed of certain equity securities with carrying amount of RMB138 million and recorded a gain on disposal of RMB78 million.

Dividend income from listed securities of the Group amounted to RMB2 million during the year ended 31 December 2009 (2008: RMB1 million).

28 DEFERRED TAX ASSETS/(LIABILITIES)

(a) Movements of net deferred tax assets/(liabilities) are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**(594)**	(607)	**123**	50
Credited/(charged) to profit or loss (Note 16(a))	**185**	(43)	**336**	29
(Charged)/credited to other comprehensive income (Note 18(b))	**(9)**	56	**(1)**	44
Transferred to income tax payable	**44**	–	**44**	–
At 31 December	**(374)**	(594)	**502**	123

(b) The components of deferred tax assets/(liabilities) recognised are analysed as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Deferred tax assets:				
Accrued expenses	**599**	574	**461**	474
Deferred revenue	**118**	136	**118**	118
Others	**52**	53	**42**	36
Total deferred tax assets	**769**	763	**621**	628
Deferred tax liabilities:				
Accrued expenses	**(334)**	(278)	**–**	–
Depreciation allowances in excess of the related depreciation	**(672)**	(1,071)	**(62)**	(503)
Change in fair value of available-for-sale equity securities	**(17)**	(8)	**(4)**	(2)
Asset classified as held for sale	**(67)**	–	**–**	–
Others	**(53)**	–	**(53)**	–
Total deferred tax liabilities	**(1,143)**	(1,357)	**(119)**	(505)
Net deferred tax (liabilities)/assets	**(374)**	(594)	**502**	123
Net deferred tax asset recognised on the balance sheet	**479**	167	**502**	123
Net deferred tax liability recognised on the balance sheet	**(853)**	(761)	**–**	–
	(374)	(594)	**502**	123

28 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

(c) Deferred tax assets not recognised

At 31 December 2009, deferred tax assets were not recognised in relation to certain unused tax losses and other deductible temporary differences. The unrecognised unused tax losses and deductible temporary differences are analysed as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Tax losses	**1,720**	3,251	**823**	2,550
Other deductible temporary differences:				
– Accrued expenses	**499**	637	**475**	607
– Provision for impairment losses	**1,916**	1,990	**1,916**	1,990
	2,415	2,627	**2,391**	2,597
	4,135	5,878	**3,214**	5,147

At 31 December 2009, the Group's and the Company's deductible temporary differences amounting to RMB2,415 million (2008: RMB2,627 million) and RMB2,391 million (2008: RMB2,597 million) respectively have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carry forward to set off future assessable incomes for a maximum period of five years. The Group's and the Company's unused tax losses of RMB1,720 million (2008: RMB3,251 million) and RMB823 million (2008: RMB2,550 million) respectively have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Expiring in:				
2011	**309**	309	**–**	–
2012	**92**	92	**–**	–
2013	**373**	2,850	**73**	2,550
2014	**946**	–	**750**	–
	1,720	3,251	**823**	2,550

29 OTHER ASSETS

Other assets of the Group and the Company mainly include lump sum housing benefits (Note 48(b)(ii)), computer software used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefits, computer software and prepayment for exclusive use of right of an airport terminal are as follows:

	The Group and the Company		
	Lump sum housing benefits RMB million	**Computer software** RMB million	**Prepayment for exclusive use right of an airport terminal** RMB million
At 1 January 2008	119	149	150
Additions	–	1	–
Amortisation for the year	(26)	(41)	–
At 31 December 2008	93	109	150
At 1 January 2009	**93**	**109**	**150**
Additions	**–**	**32**	**150**
Amortisation for the year	**(26)**	**(45)**	**–**
At 31 December 2009	**67**	**96**	**300**

30 FINANCIAL LIABILITIES

	The Group and the Company	
	2009	2008
	RMB million	RMB million
Foreign exchange forward option	**44**	116

Further disclosure of the financial derivative instruments are set out in Notes 51(c) and (f).

31 INVENTORIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Expendable spare parts and maintenance materials	**1,112**	1,094	**924**	918
Other supplies	**144**	135	**79**	75
	1,256	1,229	**1,003**	993

The analysis of the amount of inventories recognised as an expense and included in profit or loss is as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Consumption	**887**	828	**755**	717
Write-down of inventories	**30**	189	**28**	177
	917	1,017	**783**	894

Inventories have been written down as a result of fleet adjustments during the current and prior years.

32 TRADE RECEIVABLES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Trade receivables	**1,389**	1,348	**1,152**	1,085
Allowance for doubtful debts	**(30)**	(31)	**(27)**	(27)
	1,359	1,317	**1,125**	1,058

32 TRADE RECEIVABLES (cont'd)

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,191**	1,123	**1,002**	929
More than 1 month but less than 3 months	**147**	182	**115**	123
More than 3 months but less than 12 months	**21**	11	**8**	6
More than 12 months	**–**	1	**–**	–
	1,359	1,317	**1,125**	1,058

All of the trade receivables are expected to be recovered within one year.

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**31**	33	**27**	28
Impairment loss recognised	**14**	–	**13**	–
Impairment loss written back	**(13)**	–	**(11)**	–
Uncollectible amounts written off	**(2)**	(2)	**(2)**	(1)
At 31 December	**30**	31	**27**	27

32 TRADE RECEIVABLES (cont'd)

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Neither past due nor impaired	**1,338**	1,305	**1,117**	1,052

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

33 CASH AND CASH EQUIVALENTS

(a) Cash and cash equivalents comprise:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Deposits with banks	**1,116**	1,998	**401**	1,759
Cash at bank and in hand	**3,227**	2,651	**2,783**	2,185
Cash and cash equivalents in the balance sheet	**4,343**	4,649	**3,184**	3,944

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997, as revised subsequently on 31 December 2004 and 15 November 2007 between the Company and SA Finance, all of the Group's deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2009, the Group's and the Company's deposits with SA Finance amounted to RMB862 million and RMB765 million, respectively (2008: RMB1,139 million and RMB1,095 million, respectively) (Note 47(d)).

33 CASH AND CASH EQUIVALENTS (cont'd)

(b) Reconciliation of profit/(loss) before taxation to cash generated from operations:

	Note	**2009 RMB million**	2008 RMB million
Profit/(loss) before taxation		**432**	(4,724)
Depreciation of property, plant and equipment	21(a)	**5,962**	5,759
Other amortisation	11	**80**	58
Amortisation of deferred benefits and gains	11	**(71)**	(71)
Impairment loss on property, plant and equipment		**26**	1,884
Share of associates' results	24	**(69)**	12
Share of jointly controlled entities' results	25	**(214)**	(170)
(Gain)/loss on sale of property, plant and equipment, net	15	**(31)**	59
Gain on sale of available-for-sale equity securities	15	**(78)**	–
Gain on sale of a jointly controlled entity		**–**	(143)
Gain on sale of equity interest in subsidiaries		**–**	(37)
Interest income		**(68)**	(103)
Interest expense	13	**1,497**	1,987
(Gain)/loss on derivative financial instruments, net		**(45)**	124
Dividend income from other investments in equity securities		**(14)**	(14)
Unrealised exchange gain, net		**(70)**	(2,649)
Increase in inventories		**(27)**	(16)
(Increase)/decrease in trade receivables		**(42)**	649
(Increase)/decrease in other receivables		**(15)**	203
Increase in prepaid expenses and other current assets		**(91)**	(28)
(Decrease)/increase in net amounts due to related companies		**(48)**	15
Increase/(decrease) in trade and bills payables		**3,639**	(491)
(Decrease)/increase in sales in advance of carriage		**(48)**	353
(Decrease)/increase in accrued expenses		**(49)**	1,274
Increase/(decrease) in other liabilities		**353**	(36)
Increase in deferred revenue		**204**	116
Increase in provision for major overhauls		**8**	262
Decrease in provision for early retirement benefits		**(31)**	(51)
Increase in deferred benefits and gains		**42**	34
Cash generated from operations		**11,232**	4,256

34 ASSET CLASSIFIED AS HELD FOR SALE

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Share of net assets	**529**	–	–	–
Unlisted capital contributions, at cost	–	–	**261**	–

In accordance with a Transfer Agreement dated 28 September 2009 and a Supplemental Transfer Agreement dated 29 December 2009 entered into between the Company and CSAHC, the Company agreed to sell and CSAHC agreed to acquire the 50% equity interest in MTU, a jointly controlled entity of the Company. As at 31 December 2009, the sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and shareholders of Company and was pending approval by the Ministry of Commerce of the PRC. The sales was subsequently approved by the Ministry of Commerce of the PRC in January 2010, and the Company received the acquisition consideration from CSAHC in full in February 2010.

35 BANK AND OTHER LOANS

(a) At 31 December 2009, bank and other loans were repayable as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year or on demand	**17,452**	22,178	**15,862**	20,792
After 1 year but within 2 years	**8,223**	6,104	**7,407**	5,578
After 2 years but within 5 years	**12,038**	10,343	**10,519**	9,060
After 5 years	**7,614**	982	**6,570**	390
	27,875	17,429	**24,496**	15,028
	45,327	39,607	**40,358**	35,820

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

35 BANK AND OTHER LOANS (cont'd)

(b) At 31 December 2009, bank and other loans are analysed as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Short-term bank loans	**11,012**	18,232	**9,958**	17,337
Long-term bank and other loans due within one year (classified as current liabilities)	**6,440**	3,946	**5,904**	3,455
	17,452	22,178	**15,862**	20,792
Long-term bank and other loans due after one year (classified as non-current liabilities)	**27,875**	17,429	**24,496**	15,028
	45,327	39,607	**40,358**	35,820
Representing:				
Bank loans	**45,324**	39,604	**40,358**	35,820
Other loans	**3**	3	**–**	–
	45,327	39,607	**40,358**	35,820

(c) As at 31 December 2009, the Group's and the Company's weighted average interest rates on short-term borrowings were 1.18% and 1.20% per annum, respectively (2008: 4.48% and 4.46% per annum, respectively).

35 BANK AND OTHER LOANS (cont'd)

(d) Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RMB million	RMB million	RMB million	RMB million
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	3	3	–	–
Floating interest rates ranging from 90% to 91% of benchmark interest rate (stipulated by PBOC) as at 31 December 2009, with maturities through 2013	5,660	7,647	4,800	6,900
United States Dollars denominated loans				
Fixed interest rates ranging from 3.26% to 7.20% per annum as at 31 December 2009, with maturities through 2015	772	994	686	827
Floating interest rates ranging from 1-month LIBOR + 0.50% to 1.20% per annum as at 31 December 2009, with maturities through 2019	4,681	–	4,681	–
Floating interest rates ranging from 3-month LIBOR + 0.45% to 1.20% per annum as at 31 December 2009, with maturities through 2019	13,937	1,343	13,572	1,279
Floating interest rates ranging from 6-month LIBOR + 0.30% to 2.30% per annum as at 31 December 2009, with maturities through 2019	9,262	11,388	6,661	9,477
	34,315	21,375	30,400	18,483
Less: loans due within one year classified as current liabilities	(6,440)	(3,946)	(5,904)	(3,455)
	27,875	17,429	24,496	15,028

35 BANK AND OTHER LOANS (cont'd)

(e) The remaining contractual maturities at the balance sheet date of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Contractual undiscounted cash flows				
Within 1 year	**18,141**	23,478	**16,467**	21,901
After 1 year but within 2 years	**8,640**	6,752	**7,772**	6,100
After 2 years but within 5 years	**12,461**	10,792	**10,884**	9,410
After 5 years	**7,866**	1,035	**6,796**	414
	47,108	42,057	**41,919**	37,825
Balance sheet carrying amounts	**45,327**	39,607	**40,358**	35,820

(f) As at 31 December 2009, bank and other loans of the Group and the Company totalling RMB17,677 million and RMB14,834 million, respectively (2008: RMB9,188 million and RMB6,982 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft, advance payments for aircraft, lease prepayments of land use right and investment properties with aggregate carrying amount of RMB23,996 million and RMB19,497 million, respectively (2008: RMB17,652 million and RMB13,530 million, respectively).

(g) As at 31 December 2009, certain bank and other loans were guaranteed by the following parties:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Guarantors				
Industrial and Commercial Bank of China Ltd.	**–**	15	**–**	15
Export-Import Bank of the United States	**149**	304	**63**	137
CSAHC (Note 47(e))	**512**	783	**512**	649
Shenzhen Yingshun Investment & Development Co., Ltd.	**–**	22	**–**	–
SA Finance (Note 47(e))	**–**	1	**–**	–
Bank of Communications Co., Ltd.	**–**	438	**–**	438
China Minsheng Banking Corp., Ltd.	**–**	629	**–**	629
	661	2,192	**575**	1,868

35 BANK AND OTHER LOANS (cont'd)

(h) As at 31 December 2009, loans to the Group and the Company from SA Finance amounted to RMB819 million and RMB429 million, respectively (2008: RMB2,539 million and RMB2,029 million, respectively) (Note 47(d)).

(i) The Group has significant bank and other loans balances as well as obligations under finance leases (Note 37) which are denominated in US dollars as at 31 December 2009. The net exchange gain of RMB93 million (2008: RMB2,592 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and finance lease obligations denominated in US dollars and Japanese Yen. The foreign currency risk is further discussed in Note 51(c).

(j) As at 31 December 2008, short-term bank loans of the Group amounting to RMB37 million were secured by pledged bank deposits of RMB51 million.

(k) As at 31 December 2009, a long-term loan of RMB10 million (2008: RMB10 million) was granted by SA Finance to a subsidiary of the Company. The loan was secured by the trade receivables of the subsidiary due from the Company during the loan period. As at 31 December 2009, the balance of the trade receivables of the subsidiary due from the Company amounted to RMB21 million (2008: RMB8 million).

36 SHORT-TERM FINANCING BILLS

	The Group and the Company	
	2009	2008
	RMB million	RMB million
Short-term financing bills	–	2,000

In October 2008, the Company issued short-term financing bills with total value of RMB2,000 million, bearing coupon interest rate at 4.7%, with a maturity period of one year for funding of the business activities of the Company. The short-term financing bills were fully repaid in October 2009.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

37 OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2011 to 2019. As at 31 December 2009, future payments under these finance leases are as follows:

	The Group					
	2009			2008		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	1,431	1,972	541	1,781	2,390	609
After 1 year but within 2 years	1,495	1,970	475	1,215	1,752	537
After 2 years but within 5 years	4,240	5,274	1,034	3,654	4,845	1,191
After 5 years	6,152	6,596	444	6,288	7,049	761
	13,318	15,812	2,494	12,938	16,036	3,098
Less: balance due within one year classified as current liabilities	(1,431)			(1,781)		
	11,887			11,157		

	The Company					
	2009			2008		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	1,386	1,878	492	1,739	2,297	558
After 1 year but within 2 years	1,449	1,877	428	1,170	1,658	488
After 2 years but within 5 years	4,085	4,994	909	3,507	4,575	1,068
After 5 years	5,379	5,721	342	5,460	6,081	621
	12,299	14,470	2,171	11,876	14,611	2,735
Less: balance due within one year classified as current liabilities	(1,386)			(1,739)		
	10,913			10,137		

37 OBLIGATIONS UNDER FINANCE LEASES (cont'd)

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
United States Dollars denominated obligations				
Fixed interest rates ranging from 4.24% to 6.01% per annum as at 31 December 2009	**7,035**	7,949	**6,016**	6,887
Floating interest rates 3 month LIBOR + 1% per annum as at 31 December 2009	**2,172**	–	**2,172**	–
Floating interest rates ranging 6 month LIBOR + 0.03% to 1.05% per annum as at 31 December 2009	**4,111**	4,515	**4,111**	4,515
Japanese Yen denominated obligations				
Fixed interest rates ranging from 2.20% to 3.51% per annum as at 31 December 2008	–	474	–	474
	13,318	12,938	**12,299**	11,876

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans, respectively, to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor's defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2009, certain of the Group's and the Company's aircraft with carrying amounts of RMB17,989 million and RMB16,960 million (2008: RMB18,054 million and RMB16,936 million) were mortgaged to secure finance lease obligations totalling RMB13,318 million and RMB12,299 million, respectively (2008: RMB12,938 million and RMB11,876 million, respectively).

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

38 TRADE AND BILLS PAYABLES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Bills payable	**3,207**	148	**3,191**	–
Trade payables	**1,785**	1,205	**1,386**	909
	4,992	1,353	**4,577**	909

The following is the ageing analysis of trade and bills payables:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,873**	809	**1,649**	480
More than 1 month but less than 3 months	**1,545**	302	**1,404**	202
More than 3 months but less than 6 months	**1,566**	239	**1,524**	227
More than 6 months but less than 1 year	**8**	3	**–**	–
	4,992	1,353	**4,577**	909

All of the trade and bills payables are expected to be settled within one year.

39 DEFERRED REVENUE

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Current portion	**316**	261	**276**	229
Non-current portion	**594**	445	**541**	395
	910	706	**817**	624

Deferred revenue represents the unredeemed frequent flyer revenue.

40 AMOUNTS DUE FROM/TO SUBSIDIARIES AND OTHER RELATED COMPANIES

(a) Amounts due from subsidiaries and other related companies

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates	**6**	1	**6**	1
An associate	**14**	1	**13**	1
Jointly controlled entities	**31**	9	**31**	9
Subsidiaries	**–**	–	**19**	–
	51	11	**69**	11

The amounts due from subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b) Amounts due to subsidiaries and other related companies

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates	**43**	64	**43**	63
Jointly controlled entities	**51**	38	**47**	31
Subsidiaries	**–**	–	**825**	–
	94	102	**915**	94

The amounts due to subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

41 ACCRUED EXPENSES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Jet fuel costs	**1,368**	1,320	**992**	940
Air catering expenses	**115**	161	**199**	215
Salaries and welfare	**1,545**	1,452	**1,249**	1,174
Repairs and maintenance	**1,827**	1,853	**1,542**	1,629
Provision for major overhauls (Note 43)	**503**	409	**388**	365
Provision for early retirement benefits (Note 44)	**57**	68	**55**	65
Landing and navigation fees	**1,899**	2,097	**1,161**	1,447
Computer reservation services	**518**	539	**399**	427
Interest expense	**146**	339	**123**	296
Others	**175**	182	**174**	157
	8,153	8,420	**6,282**	6,715

42 OTHER LIABILITIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	**1,052**	899	**974**	832
Construction cost payable	**154**	106	**134**	71
Advance payments on chartered flights	**71**	58	**68**	51
Sales agent deposits	**224**	222	**183**	181
Other taxes payable	**611**	591	**483**	496
Others	**1,264**	1,087	**1,065**	957
	3,376	2,963	**2,907**	2,588

43 PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**1,354**	1,133	**1,072**	831
Provision for the year	**398**	462	**307**	363
Provision utilised during the year	**(296)**	(241)	**(262)**	(122)
At 31 December	**1,456**	1,354	**1,117**	1,072
Less: current portion included in accrued expenses (Note 41)	**(503)**	(409)	**(388)**	(365)
	953	945	**729**	707

44 PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**247**	307	**238**	293
Provision for the year (Note 12)	**6**	10	**6**	9
Financial costs (Note 13)	**14**	19	**13**	19
Payments made during the year	**(80)**	(108)	**(76)**	(102)
Effect of changes in discount rate	**18**	19	**18**	19
At 31 December	**205**	247	**199**	238
Less: current portion included in accrued expenses (Note 41)	**(57)**	(68)	**(55)**	(65)
	148	179	**144**	173

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

45 SHARE CAPITAL AND CAPITAL MANAGEMENT

(a) Share capital

	The Group and the Company	
	2009	2008
	RMB million	RMB million
Registered, issued and paid up capital:		
4,021,150,000 domestic state-owned shares with selling restrictions of RMB1.00 each (2008: 3,300,000,000 shares of RMB1.00 each)	**4,021**	3,300
2,482,417,000 H shares of RMB1.00 each (2008: 1,761,267,000 shares of RMB1.00 each)	**2,482**	1,761
1,500,000,000 A shares of RMB1.00 each (2008: 1,500,000,000 shares of RMB1.00 each)	**1,500**	1,500
	8,003	6,561

A bonus share issue of 1,100,000,000 domestic state-owned shares, 587,089,000 H shares and 500,000,000 A shares, totalling 2,187,089,000 shares, by the conversion of share premium in the amount of RMB2,187,089,000 to share capital of the same amount, was approved by shareholders and relevant government authorities and took effect in November 2008.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for net cash considerations of RMB2,259 million and RMB721 million, respectively.

The 721,150,000 A shares and 721,150,000 H shares issued on 20 August 2009 and 21 August 2009 are subject to a lock-up period to 20 August 2012 and 21 August 2010, respectively. The remaining 3,300,000,000 domestic state-owned shares would become listed and tradable in August 2010.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

(b) Capital management

The Group's primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated on net debt as a percentage of the total equity where net debt is represented by the aggregate of bank and other loans, short-term financing bills, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents.

There was no change in the Group's approach to capital management during 2009 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio remains high at 551% at 31 December 2009 (2008: 685%) because of the acquisitions of aircraft during the current and prior years.

46 RESERVES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Share premium				
At 1 January	**3,138**	5,325	**3,138**	5,325
Bonus share issue (Note 45)	**–**	(2,187)	**–**	(2,187)
Issue of shares (Note 45)	**1,538**	–	**1,538**	–
At 31 December	**4,676**	3,138	**4,676**	3,138
Fair value reserve				
At 1 January	**18**	183	**7**	130
Change in fair value of available-for-sale equity securities	**19**	(165)	**4**	(123)
At 31 December	**37**	18	**11**	7
Statutory surplus reserve (Note (a))				
At 1 January and at 31 December	**526**	526	**526**	526
Discretionary surplus reserve				
At 1 January and at 31 December	**77**	77	**77**	77
Other reserve				
At 1 January	**150**	4	**143**	–
Acquisition of equity interest in a subsidiary (Note (c))	**–**	(5)	**–**	–
Government contributions (Note (d))	**1**	151	**1**	143
At 31 December	**151**	150	**144**	143
Retained earnings/(accumulated losses)				
At 1 January	**(3,449)**	1,374	**(5,721)**	(628)
Profit/(loss) for the year	**330**	(4,823)	**(54)**	(5,093)
At 31 December	**(3,119)**	(3,449)	**(5,775)**	(5,721)
Total	**2,348**	460	**(341)**	(1,830)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

46 RESERVES (cont'd)

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained earnings at the financial year end.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividend distributions may be proposed at the discretion of the Company' board of directors, after consideration of the transfers of reserves referred to above and making up cumulative prior years' losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2009, the Company did not have any distributable reserves (2008: Nil).

(c) The Company acquired certain equity interest in a subsidiary from CSAHC in 2008 (Note 47(c)(xii)). The balance represents the difference of the consideration paid and the share of net assets of the subsidiary.

(d) Pursuant to the "Notice of approval for funds to be used specifically for the purchase of snow handling equipment" issued by the CAAC, national fund amounting to RMB1 million was contributed during the year ended 31 December 2009 by the PRC government to the Company. Such fund is to be used specifically for the maintenance of safety condition of airports located at Zhengzhou, Luoyang and Nanyang.

During the year ended 31 December 2008, national funds amounting to RMB121 million and RMB35 million were contributed by the PRC government. Such funds are to be used specifically for the reconstruction after the snowstorm disaster and the maintenance of Urumqi airport parking apron and other projects.

Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of other procedures.

47 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 14, is as follows:

	2009 RMB'000	2008 RMB'000
Short-term employees benefits	**13,991**	14,117
Post-employment benefits	**922**	1,268
	14,913	15,385

	2009 RMB'000	2008 RMB'000
Directors and supervisors (Note 14)	**7,609**	8,578
Senior management	**7,304**	6,807
	14,913	15,385

Total remuneration is included in "staff costs" (Note 12).

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 48.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2009 RMB million	2008 RMB million
Expenses paid to the CSAHC Group			
Handling charges	(i)	68	50
Air catering supplies	(ii)	–	60
Commission expense	(iii)	6	4
Lease charges for land and buildings	(iv)	107	100
Property management fee	(v)	19	31
Expenses paid to jointly controlled entities and an associate			
Ground service expenses	(vi)	36	64
Repairing charges	(vii)	1,344	1,129
Flight simulation service charges	(viii)	172	150
Advertising expenses	(ix)	21	20
Income received from a jointly controlled entity			
Rental income	(viii)	47	33
Issuance of A shares to CSAHC	(x)	2,279	–
Issuance of H shares to Nan Lung	(x)	721	–
Transfer of exclusive right to use certain advertising resources to Southern Airlines Culture and Media Co., Ltd.	(xi)	–	35
Acquisition of 26% equity interest in West Australian Flying College from CSAHC	(xii)	–	5
Disposal of certain buildings to Southern Airlines Culture and Media Co., Ltd.	(xiii)	–	2

(Expressed in Renminbi)

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

(i) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(ii) The Group purchases certain in flight meals and related services from Shenzhen Air Catering Company Limited ("SZ Catering"), which was an associate of the CSAHC. SZ Catering ceased to be a related party of the Company in November 2008.

(iii) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(iv) The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings were paid or payable to CSAHC.

(v) Guangzhou China Southern Airlines Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(vi) Beijing Ground Services, a former jointly controlled entity of the Group, provides airport ground service to the Group. In June 2009, the Company acquired 50% equity interests in Beijing Ground Services from the other venture of Beijing Ground Services and it became a wholly-owned subsidiary of the Company (Note 23).

(vii) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU, both are jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(viii) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(ix) Southern Airlines Culture and Media Co., Ltd, an associate of the Group, provides advertising services to the Group.

(x) On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for cash considerations of RMB2,279 million and RMB721 million, respectively.

(xi) On 11 November 2008, the Company signed an agreement to transfer the exclusive right to use certain advertising space on the aircraft fleet for a period of 18 years to Southern Airlines Culture and Media Co., Ltd. an associate of the Group for a total consideration of RMB35 million.

(xii) On 30 December 2008, the Company signed an agreement to acquire 26% equity interest in West Australian Flying College from CSAHC at a consideration of RMB5 million.

(xiii) On 11 November 2008, the Company signed an agreement to transfer certain buildings to Southern Airlines Culture and Media Co., Ltd. an associate of the Group at a consideration of RMB2 million.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2009 RMB million	2008 RMB million
Receivables:		
The CSAHC Group	6	1
Associates	14	1
Jointly controlled entities	31	9
	51	11
Payables:		
The CSAHC Group	43	64
Jointly controlled entities	51	38
	94	102

The amounts due from/to the CSAHC Group, the associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2009, loans from SA Finance to the Group amounted to RMB819 million (2008: RMB2,539 million). The loans were repayable and secured as follows:

	2009 RMB million	2008 RMB million
Within 1 year	400	2,100
After 2 years but within 5 years	419	439
	819	2,539
Unsecured	819	2,539

Interest expense paid on such loans amounted to RMB71 million (2008: RMB38 million) and the interest rates ranged from 1.25% to 7.56% per annum during the year ended 31 December 2009 (2008: 4.75% to 7.56% per annum).

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(d) Loans from and deposits placed with SA Finance (cont'd)

(ii) Deposits placed with SA Finance

At 31 December 2009, the Group's deposits with SA Finance amounted to RMB862 million (2008: RMB1,139 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB11 million (2008: RMB22 million) during the year ended 31 December 2009.

(e) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2009 **RMB million**	2008 RMB million
CSAHC	**512**	783
SA Finance	**–**	1
	512	784

(f) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 47(c), (d), and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Transactions with other state-controlled entities (cont'd)

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	2009	2008
	RMB million	RMB million
Jet fuel cost	**15,260**	21,042
Interest income	**56**	77
Interest expense	**1,249**	1,719

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	2009	2008
	RMB million	RMB million
Cash and deposits at bank	**3,174**	3,354
Short-term bank loans and current portion of long-term bank loans	**16,068**	18,675
Long-term bank loans, less current portion	**26,646**	14,773

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2009	2008
	RMB million	RMB million
Guarantees on certain bank loans of the Group	**–**	1,082

(iv) In 2008, the issuance of the short-term financing bills of RMB2,000 million was underwritten by certain state-controlled banks in the PRC. No issuance of short-term financing bills was made during the year.

48 RETIREMENT AND HOUSING BENEFITS

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 10% to 25% (2008: 9% to 24%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged to profit or loss.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to profit or loss.

.

49 SEGMENTAL REPORTING

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of aviation repair services, aviation training services, ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 49(c).

49 SEGMENTAL REPORTING (cont'd)

(a) Business segments (cont'd)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2009 and 2008 is set out below.

	Airline business		All other segments		Eliminations		Unallocated*		Total	
	2009 RMB million	2008 RMB million	**2009 RMB million**	2008 RMB million	**2009 RMB million**	2008 RMB million	**2009 RMB million**	2008 RMB million	**2009 RMB million**	2008 RMB million
Revenue from external customers	**55,708**	56,150	**335**	277	**–**	–	**–**	–	**56,043**	56,427
Inter-segment sales	**–**	4	**674**	506	**(674)**	(510)	**–**	–	**–**	–
Reportable segment revenue	**55,708**	56,154	**1,009**	783	**(674)**	(510)	**–**	–	**56,043**	56,427
Reportable segment profit/(loss) before taxation	**27**	(5,031)	**56**	(68)	**–**	–	**374**	351	**457**	(4,748)
Reportable segment assets	**91,322**	79,841	**1,776**	1,705	**(159)**	(131)	**1,797**	1,588	**94,736**	83,003
Addition to non-current segment assets during the year	**17,558**	12,801	**66**	47	**–**	–	**13**	29	**17,637**	12,877
Reportable segment liabilities	**80,435**	72,519	**1,202**	1,167	**(159)**	(131)	**–**	–	**81,478**	73,555
Other segment information										
Interest income	**65**	99	**3**	4	**–**	–	**–**	–	**68**	103
Interest expenses	**1,446**	1,923	**51**	64	**–**	–	**–**	–	**1,497**	1,987
Depreciation and amortisation for the year	**5,954**	5,724	**85**	94	**–**	–	**–**	–	**6,039**	5,818
Impairment losses (including impact on PP&E, allowance for doubtful debts and provision for inventories)	**57**	2,073	**–**	–	**–**	–	**–**	–	**57**	2,073

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments. Unallocated results primarily include the share of results of associates and jointly controlled entities and gain on sale of available-for-sale securities.

49 SEGMENTAL REPORTING (cont'd)

(b) Geographic information

	2009 RMB million	2008 RMB million
Domestic	**47,645**	45,972
Hong Kong, Macau and Taiwan	**1,067**	1,051
International *	**7,331**	9,404
	56,043	56,427

* Asian market accounted for approximately 74% (2008: 72%) of the Group's total international traffic revenue for the year ended 31 December 2009. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliations of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies

	Note	2009 RMB million	2008 RMB million
Revenue			
Reportable segment revenue		**56,717**	56,937
Elimination of intersegment revenues		**(674)**	(510)
Reclassification of expired sales in advance of carriage	(i)	**350**	276
Reclassification of business tax	(ii)	**(1,591)**	(1,415)
Consolidated revenue		**54,802**	55,288

49 SEGMENTAL REPORTING (cont'd)

(c) **Reconciliations of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies** (cont'd)

	Note	2009 RMB million	2008 RMB million
Profit			
Reportable segment profit/(loss) before taxation		**83**	(5,099)
Unallocated amounts		**374**	351
Losses on lump sum housing benefits	(iii)	**(26)**	(26)
Revaluation of land use rights	(iv)	**4**	4
Adjustments arising from business combinations under common control	(v)	**(7)**	(7)
Capitalisation of exchange difference of specific loans	(vi)	**3**	51
Government grants	(vii)	**1**	2
Consolidated profit before taxation		**432**	(4,724)

	Note	2009 RMB million	2008 RMB million
Assets			
Reportable segment assets		**93,098**	81,546
Elimination of intersegment balances		**(159)**	(131)
Other unallocated amounts		**1,797**	1,588
Losses on lump sum housing benefits	(iii)	**66**	92
Revaluation of land use rights	(iv)	**(142)**	(146)
Adjustments arising from business combinations under common control	(v)	**1**	8
Capitalisation of exchange difference of specific loans	(vi)	**111**	108
Government grants	(vii)	**(39)**	(40)
Effect of the above adjustments on taxation		**17**	17
Consolidated total assets		**94,750**	83,042

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

49 SEGMENTAL REPORTING (cont'd)

(c) Reconciliations of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

	2009 RMB million	2008 RMB million
Liabilities		
Reportable segment liabilities	**81,637**	73,686
Elimination of intersegment balances	**(159)**	(131)
Effect of the above adjustments on taxation	**10**	8
Consolidated total liabilities	**81,488**	73,563

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage is recorded under non-operating income. Under IFRSs, such income is recognised as other net income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC accounting rules and regulations, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(v) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(vi) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(vii) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(Expressed in Renminbi)

50 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT

Non cash transactions – acquisition of aircraft

During the year ended 31 December 2009, aircraft acquired under finance leases amounted to RMB2,171 million (2008: RMB281 million).

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a) Liquidity risk

As at 31 December 2009, the Group's current liabilities exceeded its current assets by RMB28,441 million. For the year ended 31 December 2009, the Group recorded a net cash inflow from operating activities of RMB8,959 million, a net cash outflow from investing activities of RMB14,478 million and a net cash inflow from financing activities of RMB5,213 million, and resulted in a net decrease in cash and cash equivalents of RMB306 million.

In 2010 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2009, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB128,175 million (2008: RMB125,265 million), of which approximately RMB50,455 million (2008: RMB47,125 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2010. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2009, the Group's recognised financial liabilities, bank and other loans, short-term financing bills, finance lease obligations, trade and bills payables and amounts due to related companies as disclosed in Notes 30, 35, 36, 37, 38 and 40 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date). During the year ended 31 December 2009, the Group had derivatives settled gross in respect of the forward foreign exchange contracts, of which the outflow amounted to RMB426 million (2008: RMB79 million) and inflow amounted to RMB399 million (2008: RMB25 million).

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans, short-term financing bills and finance lease obligations are disclosed in Notes 35, 36 and 37 respectively.

At 31 December 2009, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and would have increased/decreased the Group's accumulated losses by approximately RMB238 million (2008: would have increased/decreased the Group's loss after tax and accumulated losses by approximately RMB186 million). Other components of consolidated equity would not be affected (2008: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax (and accumulated losses) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the balance sheet date. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the balance sheet date, the impact on the Group's profit after tax (and accumulated losses) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2008.

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 37) and bank and other loans (Note 35) are denominated in foreign currencies, principally US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. As at 31 December 2009, the Group had two outstanding foreign exchange forward option contracts of notional amount ranging from USD34 million to USD68 million (2008: USD64 million to USD128 million). The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level. For the year ended 31 December 2009, a net gain of approximately RMB72 million (2008: a loss of RMB111 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognised in profit or loss. At 31 December 2009, the fair value of these foreign exchange forward option contracts was financial liabilities of approximately RMB44 million (2008: RMB116 million).

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(c) Foreign currency risk (cont'd)

As at 31 December 2009, it is estimated that if an appreciation/depreciation of 3.4% in exchange rate of US dollar against Japanese Yen, with all other variables held constant, would have increased/decreased the Group's profit after tax and decreased/increased the Group's accumulated losses by approximately RMB15 million/RMB16 million, respectively.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the instantaneous change in Group's profit or loss after tax (and accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant.

	2009		2008	
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increase) on profit after tax and increase/ (decrease) on accumulated losses RMB million	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on loss after tax and accumulated losses RMB million
United States Dollars	2%	(764)	2%	(606)
	(2%)	764	(2%)	606

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit or loss after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the balance sheet date, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2008.

(Expressed in Renminbi)

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2009, the balance due from BSP agents amounted to RMB631 million (2008: RMB641 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 32.

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% (2008: 40%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB1,639 million (2008: RMB9,232 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the balance sheet date.

(f) Fair value

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, *Financial Instruments: Disclosures*, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

– Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

– Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

– Level 3 (Lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(f) Fair value (cont'd)

(i) Financial instruments carried at fair value (cont'd)

2009	The Group				The Company			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Assets								
Available-for-sale equity securities:								
– Listed	93	–	–	93	23	–	–	23
Liabilities								
Derivative financial instruments:								
– Forward option contracts	–	44	–	44	–	44	–	44

During the year there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

The fair value of forward option contracts is estimated by using Black Scholes Pricing Model, taking into account the terms and conditions of the forward option contracts. The major inputs used in estimation process include implied volatility, benchmark interest rates and foreign exchange spot and forward rates, which can be obtained from observable markets.

(ii) The economic characteristics of the Group's finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(v) Loans, trade and other payables, bills payable and short-term financing bills are carried at amounts not materially different from their fair values as at 31 December 2009 and 31 December 2008.

52 COMMITMENTS

(a) Capital commitments

Capital commitments outstanding at 31 December 2009 not provided for in the financial statements were as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**57,890**	75,639	**40,993**	57,239
– authorised but not contracted for	**7,953**	–	**7,953**	–
	65,843	75,639	**48,946**	57,239
Other commitments				
– authorised and contracted for	**462**	884	**421**	682
– authorised but not contracted for	**1,399**	1,958	**1,296**	1,828
	1,861	2,842	**1,717**	2,510
	67,704	78,481	**50,663**	59,749

As at 31 December 2009, the Group had on order 199 aircraft and certain flight equipment, scheduled for deliveries in 2010 to 2015, and deposits of RMB14,792 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2009, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB million	RMB million	**RMB million**	RMB million
2009	**–**	15,777	**–**	13,576
2010	**16,404**	19,167	**13,273**	16,549
2011	**17,482**	15,142	**14,853**	12,503
2012	**17,421**	13,893	**13,933**	10,402
2013	**9,845**	7,170	**6,887**	4,209
2014 and afterwards	**4,691**	4,490	**–**	–
	65,843	75,639	**48,946**	57,239

52 COMMITMENTS (cont'd)

(a) Capital commitments (cont'd)

As at 31 December 2009, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

	2009	2008
	RMB million	RMB million
Authorised and contracted for	2	1
Authorised but not contracted for	40	26
	42	27

(b) Operating lease commitments

As at 31 December 2009, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment were payable as follows:

	The Group		The Company	
	2009	2008	2009	2008
	RMB million	RMB million	RMB million	RMB million
Payments due				
Within 1 year	4,028	4,186	3,416	3,573
After 1 year but within 5 years	15,107	15,689	12,023	13,081
After 5 years	11,231	14,455	9,256	11,936
	30,366	34,330	24,695	28,590

53 CONTINGENT LIABILITIES

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB292,586,000 (2008: RMB90,858,000) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2009, an aggregate of personal bank loans of RMB60 million (2008: RMB13 million), under these guarantees, were drawn down from the banks.

(Expressed in Renminbi)

54 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 8 March 2010, the board of the Company approved (i) the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A share; and (ii) the placement of not more than 312,500,000 new H shares to Nan Lung, at the subscription price of not less than HKD2.73 per H share.

On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share.

The above placements are subject to approval of shareholders of the Company and relevant regulatory authorities.

(b) On 20 January 2010, the Company entered into an agreement with Airbus SNC to purchase 20 Airbus 320 series aircraft, which were scheduled for delivery from 2011 to 2013. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft is around USD77 million. Such catalogue price includes price for airframe and engines.

(c) In accordance with a Transfer Agreement dated 28 September 2009 and a Supplemental Transfer Agreement dated 29 December 2009 entered into between the Company and CSAHC, the Company agreed to sell and CSAHC agreed to acquire the 50% equity interest in MTU, a jointly controlled entity of the Company. As at 31 December 2009, the sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and shareholders of Company and was pending approval by the Ministry of Commerce of the PRC. The sales was subsequently approved by the Ministry of Commerce of the PRC in January 2010, and the Company received the acquisition consideration from CSAHC in full in February 2010.

55 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2009, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

56 ACCOUNTING JUDGEMENTS AND ESTIMATES

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

57 COMPARATIVE FIGURES

As a result of the application of IAS1 (revised 2007), Presentation of financial statements, and IFRS 8, Operating segments and the change in accounting policy for property, plant and equipment, certain comparative figures have been adjusted to conform to current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in Note 3.

(Expressed in Renminbi)

58 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2009

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2009 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

	Effective for accounting periods beginning on or after
IAS 24 (Revised), Related party disclosures	1 January 2011
IFRS 9, Financial instruments	1 January 2013

59 SUBSIDIARIES

The particulars of the Group's principal subsidiaries as of 31 December 2009 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Southern Airlines Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Limited	HK	HKD3,270,000	51%	Freight services

(Expressed in Renminbi)

59 SUBSIDIARIES (cont'd)

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited ("Nanland") (b)	PRC	RMB120,000,000	55%	Air catering
China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	91%	Pilot training services
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	RMB18,000,000	100%	Provision of airport ground services

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain of the Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

(Expressed in Renminbi)

60 ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2009 are as follows:

		Proportion of ownership interest held by			
Name of company	**Place of establishment/ operation**	**Group's effective interest**	**The Company**	**Subsidiaries**	**Principal activities**
Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	–	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	–	Airline
MTU Maintenance Zhuhai Co., Limited (a)	PRC	50%	50%	–	Provision of engine repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	–	Provision of flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	–	Sales of duty free goods in flight

(a) These are jointly controlled entities.

(b) Certain of the Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRSs on net profit/(loss) attributable to equity shareholders of the Company is analysed as follows:

		The Group	
		2009	2008
		RMB million	RMB million
Amounts under PRC GAAP		**358**	(4,829)
Adjustments:			
Losses on lump sum housing benefits	(a)	**(26)**	(26)
Revaluation of land use rights	(b)	**4**	4
Adjustments arising from business combinations under common control	(c)	**(7)**	(7)
Capitalisation of exchange difference of specific loans	(d)	**3**	51
Government grants	(e)	**1**	2
Effect of the above adjustments on taxation		**(2)**	(14)
Effect of the above adjustments on minority interests		**(1)**	(4)
Total		**(28)**	6
Amounts under IFRSs		**330**	(4,823)

(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS (cont'd)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity holders of the Company is analysed as follows:

		The Group	
		2009	2008
		RMB million	RMB million
Amounts under PRC GAAP		**10,359**	7,001
Adjustments:			
Losses on lump sum housing benefits	(a)	**66**	92
Revaluation of land use rights	(b)	**(142)**	(146)
Adjustments arising from business combinations under common control	(c)	**1**	8
Capitalisation of exchange difference of specific loans	(d)	**111**	108
Government grants	(e)	**(39)**	(40)
Effect of the above adjustments on taxation		**7**	9
Effect of the above adjustments on minority interests		**(12)**	(11)
Total		**(8)**	20
Amounts under IFRSs		**10,351**	7,021

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(c) In accordance with PRC GAAP, business combination under common control should be accounted for by applying the pooling of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(d) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.

The financial statements prepared under PRC GAAP were audited by KPMG Huazhen, a firm of certified public accountants registered in the People's Republic of China.

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December				
	2009 RMB million	2008 RMB million	2007 RMB million	2006 RMB million	2005 RMB million
Operating revenue	**54,802**	55,288	54,401	46,081	38,233
Operating expenses	**(55,351)**	(61,767)	(52,956)	(45,899)	(39,598)
Other net income	**1,989**	833	436	481	42
Operating profit/(loss)	**1,440**	(5,646)	1,881	663	(1,323)
Interest income	**68**	103	73	41	55
Interest expense	**(1,497)**	(1,987)	(2,291)	(2,070)	(1,616)
Share of associates' results	**69**	(12)	57	5	(285)
Share of jointly controlled entities' results	**214**	170	123	115	36
Gain/(loss) on derivative financial instruments, net	**45**	(124)	90	(19)	–
Exchange gain, net	**93**	2,592	2,832	1,492	1,220
Gain on sale of other investments in equity securities	**–**	–	107	–	–
Gain on sale of a jointly controlled entity	**–**	143	–	–	–
Gain on sale of equity interest in subsidiaries	**–**	37	7	–	–
Profit/(loss) before taxation	**432**	(4,724)	2,879	227	(1,913)
Income tax credit/(expense)	**95**	(62)	(847)	(123)	22
Profit/(loss) for the year	**527**	(4,786)	2,032	104	(1,891)
Attributable to:					
Equity shareholders of the Company	**330**	(4,823)	1,839	106	(1,893)
Minority interest	**197**	37	193	(2)	2
Profit/(loss) for the year	**527**	(4,786)	2,032	104	(1,891)
Earnings/(loss) per share Basic and Diluted (RMB)	**0.05**	(0.74)	0.28	0.02	(0.29)

CONSOLIDATED BALANCE SHEET SUMMARY

	At 31 December				
	2009	2008	2007	2006	2005
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	**85,093**	73,794	73,216	69,006	64,270
Net current liabilities	**28,441**	32,290	33,921	32,302	25,989
Non-current liabilities and deferred items	**43,390**	32,025	24,985	24,952	26,614
Total equity attributable to equity shareholders of the Company	**10,351**	7,021	11,863	9,837	9,731
Minority interests	**2,911**	2,458	2,447	1,915	1,936

BOARD OF DIRECTORS

Mr. Si Xian Min is the Chairman of the Board. Mr. Si graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Si is also an expert of political science. He began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary and the Secretary of the Disciplinary Committee of the Company and Party Secretary of China Northern Airlines and has been the President of the Company from October 2004 to January 2009. He has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board of the Company since January 2009.

Mr. Li Wen Xin is a Director of the Company. Mr. Li was a graduate majoring in economic management. He is a senior expert of political science. Mr. Li joined the civil aviation industry in 1969. He was the Secretary to the Disciplinary Committee, Deputy Party Secretary and Vice President of China General Aviation Corporation successively between 1991 and 1998. He was appointed as the Party Secretary and Vice President of China Eastern Airlines Company Limited Shanxi branch in February 1998. He became the Deputy Party Secretary and Secretary to the Disciplinary Committee of China Eastern Airlines in June 2000. From September 2002, he was appointed as the Party Secretary and Vice President of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the Chairman of the Supervisory Committee of China Eastern Airlines Company Limited. He has been the Party Secretary and Executive Vice President of CSAHC since September 2006.

Mr. Wang Quan Hua is a Director of the Company. Mr. Wang graduated from the Economic Management Department of the Party School of the Central Committee of CPC, and is an economist. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Company., the Director of the Planning and Operation Division of the Company, General Manager of Strategy and Development Department of the Company, Assistant President and the Director of Planning Department of CSAHC. Since September 2009, Mr. Wang has been the Executive Vice President of CSAHC. Mr. Wang currently is also the chairman of SACM and the director of Nan Lung.

Mr. Liu Bao Heng is a Director of the Company. He graduated from the Central University of Finance and Economics majoring in accounting. He is an auditor and CPA. Mr. Liu began his career in 1968. He held the post of deputy director and director of the No. 3 Division of Department of Public Finance Audit of National Audit Office of the People's Republic of China (CNAO). He was the assistant and deputy commissioner to CNAO's Xian Office. He became the deputy chief, the department chief and director of the General Office of CNAO. He has been the Chief Accountant of CSAHC since February 2006.

Mr. Tan Wan Geng is a Director and President of the Company. Mr. Tan is an economist graduated from Economic Geography Department in Sun Yat-sen University, with major in regional economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division of CAAC from 1996 to 2000, and has been the Director General and Party Secretary of CAAC Northeastern Branch from December 2000 to January 2006. He has been Party Secretary of C.P.C. and Executive Vice President of the Company from February 2006 to January 2009, and the President of the Company since January 2009.

Mr. Zhang Zi Fang is a Director, the Party Secretary and an Executive Vice President of the Company. Mr. Zhang graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Zhang is a senior expert of political science. Mr. Zhang served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch. He served as General Manager of Dalian Branch of CSAHC Northern Airlines and Director of Political Department of CSAHC. He also served as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company. He has been an Executive Vice President of the Company since December 2007 and has been the Party Secretary of the Company since February 2009. Mr. Zhang is also the Vice President of SACM.

Mr. Xu Jie Bo is a Director, Executive Vice President and Chief Financial Officer of the Company. He graduated from the management department of Tianjin University majoring in infrastructure management, and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University and a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. He is also a qualified senior accountant. Mr. Xu started his career in 1986. He had ever taken up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. He became General Manager of the Financial Department of the Company since July 1998 and Chief Financial Officer of the Company since 2001. He has been Executive Vice President and chief accountant of the Company since August 2003. Mr. Xu is also the Chairman of Guizhou Airlines, the Vice Chairman of Xiamen Airlines, and the Vice Chairman of Sichuan Airlines Corporation Limited ("Sichuan Airlines"), an associate of the Group.

Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company. He graduated from Hua Zhong Normal University majoring in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs. He was the Office Director of CSAHC and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since February 2005. Mr. Chen is also the Chairman of Zhuhai Airlines

Mr. Wang Zhi has been an independent non-executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities.

Mr. Sui Guang Jun has been an independent non-executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a doctor degree in the Management of Organizations of Jinan University in 1996. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Chancellor of Guangdong University of Foreign Studies.

Mr. Gong Hua Zhang has been an independent Non-Executive Director of the Company since June 2007, used to be the Chief Accountant, vice director and director of the financial bureau of China National Petroleum Corporation, the Chief Accountant of China National Petroleum Corporation and a Director of PetroChina Company Limited. Mr. Gong also acts as a part-time professor in Tsinghua University, Nankai University, Xiamen University and China University of Petroleum, and is a professor in National Accounting Institute (Beijing).

Mr. Lam Kwong Yu has been an independent non-executive Director of the Company since June 2007, is an expert in the field of civil aviation. Mr. Lam used to serve as the General Manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong, a Director of the Airport Authority Hong Kong and the Chairman of the Aviation Advisory Board of Hong Kong, member of the Selection Committee for the Hong Kong Special Administrative Region.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of five Supervisors. Three of the Supervisors are appointed by shareholders, and the other two Supervisors are representatives of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms.

Mr. Sun Xiao Yi, the chairman of the Supervisory Committee of the Company, is head of Discipline Supervision Team of CSAHC. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is a postgraduate law student of the Party School of the Central Committee of C.P.C. Mr. Sun is a senior expert of political science and economist. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of CSAHC. He has been head of Discipline Supervision Team of CSAHC since September 2002.

Mr. Li Jia Shi, a Supervisor of the Company. He graduated from the Guangdong Institute For Nationalities majoring in economic mathematics and an expert of political science. He started to work since August 1976. He served as the Head of the Organization Division of the Party Committee and the Deputy Secretary of the Disciplinary Committee of the Company from December 2003 to December 2007. He has served as the Secretary of the Disciplinary Committee of the Company since December 2007. Mr. Li currently is also the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

Ms. Zhang Wei, a Supervisor of the Company. She is the Director of the Audit Division of CSAHC. She graduated from Tianjin University majoring in investment skills & economics. She holds a master of science in engineering. Ms. Zhang is a senior accountant. She served as Vice General Manager of the Finance Department of the Company, and the General Manager of SA Finance, the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC. She has been the Director of the Audit Division of CSAHC since October 2008. Ms. Zhang currently is also the Chairman of the Supervisory Committee of SA Finance and SACM.

Ms. Yang Yi Hua, a Supervisor of the Company. Ms. Yang is the General Manager of the Audit Department of the Company and a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Ms. Yang currently is also the Chairman of the Supervisory Committee of Xiamen Airlines, Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited ("Baiyun Logistic") and Nan Lung International Freight Limited and a supervisor of Chongqing Airlines, Beijing Southern Airlines Ground Services Company Limited and SA Finance.

Mr. Liang Zhong Gao, a Supervisor and the Director of the Disciplinary Supervision Department of the Company. He is an expert of political science with university qualification. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company.

SENIOR MANAGEMENT

Mr. Ren Ji Dong, aged 45, is the Executive Vice President of the Company. He graduated from the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA), and he is a senior engineer. He served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang Branch of the Company, the Executive Vice President of the Company from February 2005 to January 2007, and the President of the Xinjiang Branch of the Company from January 2007 to April 2009. He has served as the Executive Vice President of the Company since May 2009.

Mr. He Zong Kai, aged 59, is the Executive Vice President of the Company. Mr. He graduated from Beijing Foreign Language Institute majoring in French, and he is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department, President and Deputy Party Secretary of Hubei Branch. Mr. He has been an Executive Vice President of the Company since March 2005. Currently, Mr. He is also the Chairman of Chongqing Airlines.

Mr. Liu Qian, aged 46, is currently the Executive Vice President of the Company. Mr. Liu graduated from China Civil Aviation Flying College with majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the piloting skills supervision division of the piloting standards department, an assistant researcher of the operation supervision division, an assistant researcher of the piloting standards department, the Deputy Head of the Piloting Standards Division of the Piloting Standards Department, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Mr. Liu served as the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly-controlled entity of the Company.

Mr. Dong Su Guang, aged 56, is the Executive Vice President of the Company. Graduated from Northwestern Polytechnical University majoring in aircraft design, and he is an engineer. Mr. Dong used to be a Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd., as well as Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Mr. Dong is also the Chairman of Shantou Airlines and Guangzhou Aircraft Maintenance and Engineering Co., Ltd. ("GAMECO", a jointly-controlled entity of the Company).

Mr. Chen Gang, aged 44, is the Executive Vice President of the Company. He graduated from Zhongnan Finance and Economics University majoring in Industrial Enterprise Management and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He began his career in 1987. He served as the Vice Director of the Enterprise Management Department, the Manager of the Planning Enterprise Management Department, the Manager of Operation Department of Henan Branch of the Company, the Vice President of Henan Branch of the Company, the President of Hubei Branch of the Company, and the Director of Commercial Steering Committee of the Company from November 2005 to August 2009. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited and Baiyun Logistics.

Mr. Zhang Zheng Rong, aged 48, is the Chief Pilot of the Company. He graduated from China Civil Aviation Flying College majoring in aircraft piloting and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Zhang used to serve as the Captain of the First Squadron of CAAC, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007.

Mr. Hu Chen Jie, aged 41, is the Chief Information Officer of the Company and graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007.

Mr. Su Liang, aged 48, is the Chief Economist of the Company, and graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Mr. Su is also the Chairman of China Southern West Australian Flying College Pty Ltd (a subsidiary of the Company) and the Director of Sichuan Airlines (an associate of the Company).

Mr. Zhang He Ping, aged 57, is the Chief Engineer of the Company. Mr. Zhang is an engineer with university qualification. From January 2003 to May 2009, he served as the General Manager and Deputy Party Secretary of the Hunan Branch of the Company. He has served as the Chief Engineer and the General Manager of the Aircraft Engineering Department of the Company since June 2009. Mr. Zhang was also the Director of GAMECO (a joint controlled entity of the Company) and the Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd..

Mr. Chen Wei Hua, aged 44, is the Chief Legal Adviser. Mr. Chen graduated from the school of law of Peking University and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1988. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is the Director of the Legal Department of the Company. Mr. Chen has been the Chief Legal Adviser to the Company since January 2004. Currently, Mr. Chen is also the Director of Xiamen Airlines.

Mr. Xie Bing, aged 37, the Company Secretary of the Company. He graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration and a master degree of international finance from Jinan University and the University of Birmingham, Britain respectively. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary since November 2007.

Save as disclosed above, none of the above Director or Supervisor or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

中国南方航空
CHINA SOUTHERN